UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD,

Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: March 6, 2014

By:	/s/ Jeffrey David Mc Ghie
Name:	Jeffrey David Mc Ghie
Title:	General Counsel

VIMPELCOM REPORTS 4Q1 3 AND FY13 RESULTS

STABLE UNDERLYING FY13 REVENUE AND EBITDA

4Q13 IMPACTED BY REGULATORY MEASURES AND MARKET SLOWDOWN

NET LOSS DUE TO NON-CASH IMPAIRMENTS

KEY RESULTS AND DEVELOPMENTS IN 2013
Q4	• Revenue of USD 5.6 billion; organic[1] decline of 6% YoY
• EBITDA of USD 2.4 billion; organic[1] decline of 2% YoY
• EBITDA margin grew 1.6 percentage points YoY to a strong 42.7%
• Net loss of USD 2.7 billion reflecting non-cash impairments
• Total mobile customer base increased 4%[3] YoY to 220 million
FY	• Stable underlying Revenue and EBITDA, excluding MTR cuts and one-off charges
• Revenue of USD 22.5 billion; organic[1] decline of 2% YoY
• EBITDA of USD 9.6 billion; organic[1] decline of 1% YoY
• Strong EBITDA margin of 42.7%, up 0.3 percentage points YoY
• Operating cash flow (EBITDA less CAPEX) declined 5% YoY to USD 5.4 billion
• Net loss of USD 1.4 billion due to non-cash impairments of USD 3.0 billion mainly related to Ukraine and Canada

Amsterdam (March 6, 2014)—“VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, today announces financial and operating results for the quarter and financial year ended December 31, 2013.

JO LUNDER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“The net loss in the fourth quarter, and for 2013, was due to non-cash impairment charges taken on our assets in Ukraine and Canada. The underlying performance in 2013 was stable, with a small increase in our Group EBITDA margin to 42.7%, highlighting our continuing focus on cost control and the benefits resulting from procurement savings. Operating cash flows of USD 5.4 billion for the year remained strong. We remain committed to executing on our Value Agenda with a focus on customer experience, cost control and capital efficiency.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD mln	4Q13	4Q12 Restated[4]	Reported YoY	Organic YoY	FY13	FY12 Restated[4]	Reported YoY	Organic YoY
Total operating revenue	5,554	5,950	(7%)	(6%)	22,548	23,061	(2%)	(2%)
Service revenue	5,292	5,605	(6%)	(5%)	21,531	22,122	(3%)	(2%)
EBITDA	2,372	2,446	(3%)	(2%)	9,619	9,768	(2%)	(1%)
EBITDA margin	42.7%	41.1%	1.6 pp		42.7%	42.4%	0.3 pp
EBIT	(1,873)	709	n.m		1,691	4,171	n.m
Net income/(loss) attributable to VimpelCom shareholders	(2,660)	195	n.m		(1,424)	1,539	n.m
EPS, basic (USD)	(1.52)	0.12	n.m		(0.83)	0.95	n.m
Capital expenditures[2]	1,807	1,631	11%		4,233	4,120	3%
Operating cash flow (EBITDA less CAPEX)	565	815	(31%)		5,386	5,648	(5%)
Net debt / LTM EBITDA	2.3	2.2			2.3	2.2
Total mobile customers (millions)[3]	220	211	4%		220	211	4%

1)	Revenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency movements and certain items such as liquidations and disposals
2)	CAPEX FY13 excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone
3)	The customer numbers for 2012 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria, due to the reported technical issue, and Ukraine where the definition of customers has been aligned to the group definition
4)	The 2012 statements of income have been restated to reflect a fair value adjustment of USD 606 million in relation to Euroset

For all definitions please see Attachment E

VimpelCom Ltd. 4Q 2013  |  1

ORGANIC GROWTH REVENUE AND EBITDA

	4Q13 vs 4Q12
	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	(4%)	(4%)	(8%)	(6%)	(4%)	(10%)
Italy	(10%)	5%	(5%)	(3%)	4%	1%
Africa & Asia	(5%)	(3%)	(8%)	(3%)	(2%)	(5%)
Ukraine	(9%)	0%	(9%)	(18%)	0%	(18%)
CIS	5%	(2%)	3%	5%	(1%)	4%
Total	(6%)	(1%)	(7%)	(2%)	(1%)	(3%)

	FY13 vs FY12
	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	2%	(3%)	(1%)	1%	(3%)	(2%)
Italy	(8%)	3%	(5%)	(6%)	3%	(3%)
Africa & Asia	(3%)	(3%)	(6%)	(1%)	(3%)	(4%)
Ukraine	(4%)	0%	(4%)	(9%)	0%	(9%)
CIS	12%	(1%)	11%	18%	(1%)	17%
Total	(2%)	0%	(2%)	(1%)	(1%)	(2%)

MOBILE CUSTOMERS

million	4Q13	4Q12[1]	YoY
Russia	56.5	56.1	1%
Italy	22.3	21.6	3%
Algeria	17.6	16.7	5%
Pakistan	37.6	36.1	4%
Bangladesh	28.8	25.9	11%
Ukraine	25.8	25.1	3%
Kazakhstan	9.2	8.6	7%
Uzbekistan	10.5	10.2	4%
Other	11.3	10.8	5%
Total	219.6	211.1	4%

1)	The customer numbers for 2012 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria, due to the reported technical issue, and Ukraine where the definition of customers has been aligned to the group definition

PRESENTATION OF FINANCIAL RESULTS

VimpelCom results presented in this earnings release are based on IFRS and have not been audited.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables may not be an exact arithmetic aggregation of the figures that precede or follow them.

VimpelCom Ltd. 4Q 2013  |  2

STRATEGIC UPDATE AND MAIN EVENTS

•	VimpelCom provided annual targets for 2014 at its Analyst & Investor Conference in January 2014

•	New dividend policy announced in January 2014 to support investments in future growth and deleveraging

•	VimpelCom added to the NASDAQ-100® Index in October 2013

•	3G services launched in Bangladesh

•	3G license in Algeria awarded in December 2013 and launch planned in 2Q14

VimpelCom provided the following annual targets1 for 2014 at its annual Analyst & Investor Conference on January 28-29, 2014 in London:

•	Stable Revenue YoY

•	Stable EBITDA YoY

•	Net Debt to EBITDA of approximately 2.3x and

•	CAPEX (excluding licenses) to Revenue of approximately 21%.

During this Conference, VimpelCom also provided an update on its strategic Value Agenda at both the Group and Business Unit level. The Value Agenda is focused on increasing Cash Flows from four main pillars: Profitable Growth, Customer Excellence, Operational Excellence and Capital Efficiency.

On January 28, 2014 the Company announced a new dividend policy aiming to pay 3.5 USD cents per share per annum until the target level of less than 2.0x Net Debt to EBITDA has been achieved. The main reason for the dividend reduction is the need to invest in high-speed networks to drive future growth from mobile data revenue, while deleveraging to our target ratio. The Board also decided not to pay a final 2013 dividend.

As part of VimpelCom’s regular review of its external auditor, the Board performed a tender process, which resulted in a recommendation to appoint PwC as the new external auditor of the Company. This appointment will be subject to shareholder approval at the next AGM.

VimpelCom switched the listing of its ADSs to the NASDAQ Global Stock Market from the NYSE on September 10 and achieved another major milestone with inclusion in the NASDAQ-100® Index on October 29, 2013.

In October 2013, the Company’s operating unit in Bangladesh, banglalink, launched 3G services after it was awarded a 3G license in September 2013.

The Company’s subsidiary in Algeria, Orascom Telecom Algerie (OTA), was granted one of the three 3G licenses in December. OTA has started to import 3G equipment, under an exceptional approval from the Bank of Algeria, allowing OTA to make foreign payments to acquire equipment exclusively dedicated to 3G technologies. This approval is a conditioned exception to the current ban on foreign payments. OTA expects to launch 3G services in 2Q14.

The Supervisory Board has authorized the Company to extend the maturity of the loan to Global Telecom Holding (“GTH”), due in May 2014, in the amount of approximately USD 3.2 billion, reflecting the principal amount plus accrued interest as of the amendment date. The extended loan will have a term of up to 37 months and an interest rate of up to 13% per annum. The extension of the shareholder loan will be subject to approval by a majority of the minority shareholders participating at the next GTH shareholders meeting.

1)	The annual targets for 2014 assume constant currency, no major regulatory changes, no changes to the asset portfolio and no major macro-economic changes

VimpelCom Ltd. 4Q 2013  |  3

VIMPELCOM GROUP – FINANCIAL AND OPERATING RESULTS 4Q13

•	Revenue of USD 5.6 billion, an organic decline of 6% YoY, impacted by MTR cuts in Italy, governmental and regulatory measures, unstable macro environment and market slowdown in certain markets

•	EBITDA of USD 2.4 billion, an organic decline of 2% YoY, primarily due to MTR cuts in Italy, VoIP deactivations in Bangladesh and ongoing limitations in Algeria

•	Strong EBITDA margin of 42.7%, up 1.6 percentage points YoY

•	CAPEX[1] increased 11% YoY to USD 1.8 billion due to investments for future growth

•	Net debt / EBITDA of 2.3x at the end of 4Q13

•	Total mobile customer base up 4%[2] YoY to 220 million

OPERATING FINANCIALS PER BUSINESS UNIT

USD mln	4Q13	4Q12	Reported YoY	Organic YoY	FY13	FY12	Reported YoY	Organic YoY
Total operating revenue	5,554	5,950	(7%)	(6%)	22,548	23,061	(2%)	(2%)
of which:
Russia	2,173	2,371	(8%)	(4%)	9,109	9,190	(1%)	2%
Italy	1,685	1,778	(5%)	(10%)	6,618	6,982	(5%)	(8%)
Africa & Asia	863	937	(8%)	(5%)	3,506	3,721	(6%)	(3%)
Ukraine	394	432	(9%)	(9%)	1,611	1,676	(4%)	(4%)
CIS	503	488	3%	5%	1,948	1,755	11%	12%
other	(64)	(56)			(243)	(263)
EBITDA	2,372	2,446	(3%)	(2%)	9,619	9,768	(2%)	(1%)
of which:
Russia	876	978	(10%)	(6%)	3,815	3,878	(2%)	1%
Italy	682	674	1%	(3%)	2,583	2,658	(3%)	(6%)
Africa & Asia	403	426	(5%)	(3%)	1,671	1,741	(4%)	(1%)
Ukraine	186	227	(18%)	(18%)	781	859	(9%)	(9%)
CIS	244	235	4%	5%	949	813	17%	18%
other	(19)	(94)			(180)	(181)
EBITDA margin	42.7%	41.1%	1.6 pp		42.7%	42.4%	0.3 pp
Capital expenditures[1]	1,807	1,631	11%		4,233	4,120	3%

1)	FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone
2)	Following the sale of Vietnam and Cambodia the customer numbers for 2012 exclude these customers. The 2012 numbers for Algeria have been adjusted for the technical issue and in Ukraine for the definition alignment as communicated in 2Q13 earnings release

FINANCIAL AND OPERATING PERFORMANCE OVERVIEW 4Q13

4Q13 revenue was negatively impacted by regulatory and governmental actions in the business unit Africa & Asia, MTR cuts and price competition in Italy, the ongoing limitations in Algeria, unstable macro situations in Pakistan and Bangladesh and market slowdown in some markets.

Total mobile customers increased by 4%2 YoY to 220 million at the end of the fourth quarter. The customer base grew in all business units with the largest absolute contribution coming from a substantial increase in customers in Africa & Asia.

EBITDA decreased organically 2% YoY to USD 2,372 million, reflecting the negative impact of the reduction of MTR and price competition in Italy, the VoIP effect in Bangladesh and the ongoing ban in Algeria.

In Russia, the Company experienced a slowdown in revenue and ARPU. Revenue was down 4% YoY to RUB 70.7 billion, while mobile service revenue declined 2% YoY to RUB 56.2 billion. Mobile data revenue increased 25% YoY to RUB 8.8 billion. Mobile broadband customers in Russia increased 18% YoY to 3.1 million. EBITDA declined organically 6% YoY to RUB 28.5 billion due to the revenue decrease and the costs related to investments in the mobile data network and in owned monobrand stores.

VimpelCom Ltd. 4Q 2013 | 4

In Italy, WIND continued to outperform its peers and further strengthened its position in a market that showed the first signs of stabilization, albeit at a lower level than before the summer campaigns. Mobile service revenue declined 10% YoY to EUR 800 million, mainly due to summer price competition and double MTR cuts. Excluding these MTR cuts, mobile service revenue declined 3% YoY. Mobile broadband revenue increased 30% YoY to EUR 131 million and fixed broadband revenue increased 6% YoY to EUR 135 million. EBITDA declined organically 3% YoY to EUR 500 million mainly due to the pressure on service revenue, as a result of intense price competition and the MTR cuts, partially compensated by cost savings. As a result, EBITDA margin increased 2.9 percentage points YoY to a strong 40.4%.

The Africa & Asia Business Unit was impacted by regulatory and governmental actions in several countries. As a consequence, revenue declined organically 5% YoY to USD 863 million in 4Q13 and mobile service revenue declined organically 5% YoY to USD 830 million. EBITDA declined organically 3% YoY to USD 403 million due to governmental and regulatory actions in Pakistan and Bangladesh, the continued outages in Pakistan, the national strikes in Bangladesh and the ongoing limitations in Algeria. The customer base in the Africa & Asia business unit increased 7% YoY to approximately 89 million.

In Algeria, Djezzy maintained its leadership position, but revenue was down 3% YoY to DZD 36 billion as a result of ongoing restrictions in the country. In Pakistan, revenue was down 6% YoY to PKR 26 billion, impacted by several government-forced cellular network closures and regular power outages. In Bangladesh, the 11% YoY decline to BDT 10 billion in revenue was mainly due to the ongoing deactivation of suspected VoIP customers in compliance with new regulations. In addition, revenue was negatively impacted by the unstable macro environment, evidenced by 32 days of national strikes.

The Ukraine Business Unit increased its customer base by 3% YoY to 26 million. Total revenue decreased 9% YoY to UAH 3.1 billion. Fixed-line revenue was up 15% YoY mainly due to a 24% YoY increase in fixed residential broadband customers. Mobile service revenue declined 9% YoY to UAH 2.9 billion, due to customers switching to lower priced bundled tariff plans, difficulties in up-selling of the customer base to higher bundles and a decrease in interconnect revenue. EBITDA declined organically 18% YoY to UAH 1.5 billion, mainly due to lower revenue, higher commercial costs resulting from an increase in mobile gross additions and growth in network & IT costs. Although the EBITDA margin was down YoY, it remained strong at 47.2%. Kyivstar has launched a transformation program to address the current performance.

The CIS Business Unit delivered 5% YoY organic growth of revenue to USD 503 million, with results benefiting from the two-player market in Uzbekistan. The Company continues to face particularly strong competition in Kazakhstan, as well as in Armenia and Kyrgyzstan. In Kazakhstan, VimpelCom is transitioning its customer base to bundled tariff plans and the Company’s competitive position improved as a result of this new attractive value proposition. The mobile customer base increased 5% YoY to 25 million with a positive YoY trend in most countries. EBITDA increased organically 5% YoY to USD 244 million driven primarily by a strong performance in Uzbekistan following the continued closure of a competitor’s network by the Uzbek authorities, which began in 3Q12. EBITDA margin increased 0.3 percentage points YoY to 48.4%.

INCOME STATEMENT ELEMENTS

USD mln	4Q13	4Q12 Restated[2]	YoY	FY13	FY12 Restated[2]	YoY
Total operating revenue	5,554	5,950	(7%)	22,548	23,061	(2%)
Mobile service revenue	4,457	4,765	(6%)	18,154	18,748	(3%)
EBITDA	2,372	2,446	(3%)	9,619	9,768	(2%)
EBITDA margin	42.7%	41.1%	1.6 pp	42.7%	42.4%	0.3 pp
EBIT	(1,873)	709	n.m.	1,691	4,171	(59%)
Financial income and expenses	(511)	(484)	6%	(2,059)	(1,875)	10%
Net foreign exchange (loss)/gain and others	(265)	(67)	n.m.	(311)	(14)	n.m.
Profit/(Loss) before tax	(2,649)	158	n.m.	(679)	2,282	n.m.
Income tax expense	(372)	(195)	91%	(1,179)	(906)	30%
Profit/(Loss) for the period	(3,021)	(37)	n.m.	(1,858)	1,376	n.m.
Net income/(loss) attributable to VimpelCom shareholders	(2,660)	195	n.m.	(1,424)	1,539	n.m.
Capital expenditures[1]	1,807	1,631	11%	4,233	4,120	3%
Capex1/Revenue	33%	27%		19%	18%

1)	FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone
2)	The 2012 statements of income have been restated to reflect a fair value adjustment of USD 606 million in relation to Euroset

VimpelCom Ltd. 4Q 2013  |  5

EBIT in 4Q13 decreased to a loss of USD 1.9 billion reflecting non-cash impairments of USD 2.9 billion following the Company’s annual impairment valuation of its assets. The impairment on the assets in Ukraine was related to macro-economic developments, an increase in the country risk premium and weakened operational performance. The Company fully impaired its assets in Canada, mainly relating to the challenges the Company is facing in the country, which resulted in the strategic decision to withdraw from the 700 MHz spectrum auction and the reassessment of the prospects for continuing operations in the country. These were partly offset by the positive impact of declining amortization applied to intangible assets associated with customer relationships as part of the Wind Telecom acquisition.

Profit before tax decreased to a loss of USD 2.6 billion, compared to profit before tax of USD 158 million in the same period a year ago. The decrease was primarily the result of the aforementioned impairments, as well as tax contingencies and losses from investment in Euroset and Canada.

The Net loss attributable to VimpelCom shareholders was USD 2.7 billion in 4Q13 compared to a net income of USD 195 million in 4Q12. The decrease was mainly the result of lower profit before tax and higher tax expenses. The higher tax expenses were primary due to non-deductible provisions on uncertain positions regarding interest expenses and charges of withholding tax on dividends from CIS.

CAPEX increased 11% YoY to USD 1.8 billion in 4Q13, reflecting the continued investments for future growth, including the acquisition of a 3G license in Algeria, the roll out of mobile networks in Russia, Bangladesh and CIS, as well as the continued roll out of HSPA+ and backbone capacity to support data growth in Italy.

STATEMENT OF FINANCIAL POSITION & CASH FLOW 4Q13

USD mln	4Q13	3Q13	QoQ
Total assets	50,419	53,051	(5%)
Shareholders’ equity	10,935	14,255	(23%)
Gross debt	27,453	27,566	(0%)
Net debt	22,603	22,485	0%
Gross debt / LTM EBITDA	2.9	2.8
Net debt / LTM EBITDA	2.3	2.3

USD mln	4Q13	4Q12	YoY	FY13	FY12	YoY
Net cash from operating activities	2,010	2,301	(13%)	6,351	7,257	(12%)
Net cash used in investing activities	(1,503)	(515)	192%	(4,213)	(4,008)	5%
Net cash used in financing activities	(1,030)	(125)	n.m.	(2,575)	(587)	n.m.

Total assets decreased 5% QoQ in 4Q13 to USD 50.4 billion, primarily reflecting the aforementioned impairments, partly offset by investments in property and equipment. Gross debt was slightly down QoQ in 4Q13 to USD 27.5 billion. Net debt was slightly up QoQ to USD 22.6 billion due to FX movements, leading to a stable Net debt to EBITDA ratio of 2.3x at the end of the fourth quarter.

Net cash from operating activities was USD 2.0 billion in 4Q13, a decrease of 13% YoY, explained by lower EBITDA, higher tax payment and less positive movements in working capital compared to the same period a year ago that was partially offset by lower interest paid. Net cash used in investing activities tripled to USD 1.5 billion in 4Q13 compared to USD 0.5 billion in 4Q12 mainly as a result of higher CAPEX and net cash placed on deposit in 4Q13 compared to the net withdrawal from deposits in 4Q12. The increase in net cash used in financing activities in 4Q13 compared to 4Q12 was primarily caused by the dividend payment of USD 0.8 billion in December 2013.

VimpelCom Ltd. 4Q 2013  |  6

VIMPELCOM GROUP – FINANCIAL RESULTS FULL YEAR 2013

•	Stable underlying Revenue and EBITDA, excluding MTR cuts and one-off charges

•	Revenue reached USD 22.5 billion; organic decline of 2% YoY

•	EBITDA of USD 9.6 billion; organic decline of 1% YoY

•	EBITDA margin increased 0.3 percentage points YoY to 42.7%

•	Net loss of USD 1.4 billion reflecting USD 3.0 billion of non-cash impairments

•	CAPEX[1] of USD 4.2 billion leading to CAPEX/Revenue of 19%

•	Operating cash flow (EBITDA – CAPEX) decreased 5% to USD 5.4 billion

FULL YEAR 2013

Total operating revenue in FY13 decreased organically by 2% YoY to USD 22.5 billion. Revenue was impacted by regulatory and governmental measures, unstable macro environments and economic slowdown in some of our markets, as well as the MTR cuts and severe price competition in Italy. Excluding one-off charges and MTR cuts, the Company would have had stable revenue compared to FY12.

In Russia, revenue decreased 1% to USD 9.1 billion and increased 2% to RUB 290 billion. In Italy, revenue decreased 5% to USD 6.6 billion and decreased 8% to EUR 5.0 billion as a result of the sharp MTR cuts and severe price competition, especially during the summer campaigns. Excluding the MTR effect, total operating revenue declined 1% in local currency. The Africa & Asia Business Unit realized a 3% YoY organic decline in revenue and in reported revenue a decline of 6% to USD 3.5 billion, while the Ukraine Business Unit revenue declined by 4% to USD 1.6 billion and to UAH 12.9 billion. The CIS Business Unit continued to deliver a strong performance with a revenue increase of 11% YoY to USD 1.9 billion (12% organically), primarily as a result of the network closure of a competitor by the Uzbek authorities.

EBITDA decreased 2% YoY to USD 9.6 billion. Excluding one-off charges and MTR cuts, the Company would have had stable EBITDA compared to FY12. The one-off charges in EBITDA, amounting to USD 82 million, mainly relate to a settlement, restructuring charges, rebranding in Pakistan and M&A related costs. EBITDA in the Russia Business Unit grew organically by 1% YoY to RUB 121 billion, while in USD it declined by 2% to USD 3.8 billion. In Italy, EBITDA decreased 3% to USD 2.6 billion and declined by 6% to EUR 1.9 billion mainly due to the impact of the MTR cuts and severe competition. The EBITDA of the Africa & Asia Business Unit declined 4% to USD 1.7 billion and realized an organic decline of 1% YoY. In the Ukraine Business Unit, EBITDA decreased by 9% to USD 0.8 billion and to UAH 6.2 billion. EBITDA organic growth in the CIS Business Unit was 18%, reaching USD 949 million.

CAPEX1 stood at USD 4.2 billion, with investments in the further roll out of the mobile networks in Russia, Bangladesh, Pakistan and the CIS. The CAPEX/Revenue for FY13 was 19%, while the Company expects FY14 CAPEX, excluding licenses, to be approximately 21% of revenue.

USD mln	FY13	FY12 Restated[2]	YoY
Total operating revenue	22,548	23,061	(2%)
EBITDA	9,619	9,768	(2%)
EBITDA margin	42.7%	42.4%	0.3 pp
EBIT	1,691	4,171	(59%)
Financial income and expenses	(2,059)	(1,875)	10%
Net foreign exchange (loss)/gain and others	(311)	(14)	n.m.
Profit/(Loss) before tax	(679)	2,282	n.m.
Income tax expense	(1,179)	(906)	30%
Profit/(Loss) for the period	(1,858)	1,376	n.m.
Net income/(loss) attributable to VimpelCom shareholders	(1,424)	1,539	n.m.
Capital expenditures[1]	4,233	4,120	3%

1)	FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone
2)	The 2012 statements of income have been restated to reflect a fair value adjustment of USD 606 million in relation to Euroset

VimpelCom Ltd. 4Q 2013  |  7

BUSINESS UNITS PERFORMANCE IN 4Q13

•	Russia

•	Italy

•	Africa & Asia

•	Ukraine

•	CIS

VimpelCom Ltd. 4Q 2013  |  8

RUSSIA – FINANCIAL AND OPERATING RESULTS 4Q13

•	Mobile service revenue increased 0.3 % YoY excluding one-off adjustments

•	Mobile data revenue grew 25% YoY with a 30% YoY improvement in data revenue from small screens

•	EBITDA decreased 6% YoY, leading to an EBITDA margin of 40.3%

•	Mobile customers increased 1% YoY to 56.5 million; mobile broadband customers grew 18% to 3.1 million

The Russian business unit has entered its next phase of transition in a multi-faceted process, involving customer excellence, data network parity and distribution, that is expected to run over the coming three years. The management team is building a customer-centric organization, which focuses on Customer Excellence and implementing a cultural transformation in customer service. Beeline introduced a new customer value proposition supported by clear communications to improve customer perception. As part of this, Beeline is simplifying its tariff portfolio, reducing the number of different options while addressing specific needs. In addition, Beeline is rejecting SMS spam and unrequested services from content providers, currently impacting revenue negatively. The actions undertaken are expected to improve customer perception over time with a positive effect on future growth.

Mobile service revenue declined 2% YoY to RUB 56.3 billion mainly due to one-off adjustments in 4Q13 totaling RUB 1.4 billion related to roaming discounts and a change in presentation related to content revenue. Excluding these one-offs, mobile service revenue grew 0.3% YoY. The mobile customer base of Beeline increased 1% YoY to 56.5 million in 4Q13 and ARPU declined 4% YoY to RUB 327. Mobile voice revenue was down YoY due to declining prices and the migration of customers to the Company’s new and more attractive price plans. The mobile voice revenue decline was offset by increasing mobile data revenue from strong growth in mobile data traffic, which more than doubled YoY. Mobile data revenue increased 25% YoY to RUB 8.8 billion, while data revenue from small screens increased 30% YoY.

Fixed-line service revenue increased 5% YoY to RUB 12.4 billion due to the growth in FTTB and voice revenue. The fixed-line broadband customer base declined 3% YoY to 2.3 million, while fixed-line broadband ARPU increased 1% YoY. The Company´s strategy in the fixed-line business continues to be centered on profitability in regions where it currently has significant market share, thereby focusing on CAPEX and OPEX efficiency and increasing ARPU in the FTTB segment.

EBITDA decreased 6% YoY to RUB 28.5 billion and EBITDA margin decreased 1.0 percentage points YoY to 40.3% due to lower revenue and the increased demand-driven network investments, as well as an increase in HR costs due to the expansion of owned monobrand stores. Beeline will continue its Operational Excellence 2.0 program in 2014, focusing on simultaneously improving both customer service and efficiency.

Beeline continued to focus on improving its distribution network in 4Q13. The number of owned monobrand stores more than tripled during the year, expanding to 1,240 at year-end. 39% of sales were from owned monobrand stores in 4Q13, compared to 21% in 4Q12. Through owned monobrand stores, the Company is better able to educate the customer about its services, increase smartphone penetration, enhance the level of service and reduce churn.

In addition, Beeline continued its mobile data network improvement program in 4Q13, bringing the quality of its network to parity with competitors in the key regions. In Russia, the number of 3G base stations increased more than 40% YoY while in Moscow the number grew 190%. Approximately 80% to 90% of base stations are now connected via IP in the key regions, while for Moscow it is 99%. All of the IP-connected 3G base stations are upgraded with HSPA+ technology, which increases customer throughput to 21 Mbps. In Moscow, the Company began the activation of dual carrier HSPA+ technology, which increases customer throughput to 42 Mbps. Beeline launched 4G/LTE in 6 regions and Moscow Oblast in 2013 and will accelerate the 4G/LTE roll out in 2014. The Company offers dual bands of 4G/LTE in Moscow (2,600 MHz and 800 MHz) and these two frequency bands support the capital efficiency objective through more efficient investment.

FY13 CAPEX to revenue increased to 20% from 18% in FY12 due to increased investments in the mobile data network and owned monobrand stores. Beeline expects CAPEX to revenue of 22% in Russia for FY14 as a result of continued mobile data network improvements. Operating cash flow margin in FY13 was 22% compared to a margin of 24% in FY12.

VimpelCom Ltd. 4Q 2013  |  9

RUSSIA KEY INDICATORS

RUB mln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	70,660	73,637	(4%)	289,910	285,375	2%
Mobile service revenue	56,253	57,516	(2%)	229,020	225,988	1%
EBITDA	28,479	30,378	(6%)	121,422	120,478	1%
EBITDA margin	40.3%	41.3%	(1.0 pp )	41.9%	42.2%	(0.3 pp )
Capex	27,871	25,076	11%	58,792	50,699	16%
Capex/Revenue	39%	34%		20%	18%
Mobile
Total operating revenue	58,087	61,579	(6%)	239,852	236,922	1%
- of which mobile data	8,792	7,036	25%	31,688	24,330	30%
Customers (’000)	56,512	56,110	1%	56,512	56,110	1%
- of which broadband (’000)	3,135	2,654	18%	3,135	2,654	18%
ARPU (RUB)	327	343	(4%)
MOU (min)	293	290	1%
Fixed-line
Total operating revenue	12,574	12,058	4%	50,058	48,453	3%
Broadband revenue	3,152	3,148	0%	12,632	11,719	8%
Broadband customers (’000)	2,300	2,378	(3%)
Broadband ARPU (RUB)	451	445	1%

VimpelCom Ltd. 4Q 2013  |  10

ITALY – FINANCIAL AND OPERATING RESULTS 4Q13

•	Continued outperformance in a highly competitive market

•	Mobile customer base increased 3% YoY to 22.3 million

•	Total revenue at EUR 1,237 million, down 10% YoY; mobile service revenue excl. MTR declined 3%

•	Strong data revenue growth: mobile broadband up 30% YoY and fixed broadband up 6% YoY

•	EBITDA at EUR 500 million with margin growing to 40.4% YoY

WIND continued to outperform its competitors in a market that remained challenging despite signs of a more rational environment. The price competition during the summer months of 2013 caused a significant impact on 4Q13 results.

Total revenue in 4Q13 decreased 10% YoY to EUR 1,237 million, primarily due to the aforementioned competitive dynamics coupled with the two cuts in mobile termination rates (MTR), which occurred earlier in 2013. Excluding the MTR impact, total revenue declined 5% YoY.

Mobile service revenue in 4Q13 decreased 10% to EUR 800 million as a combined result of the intense price competition and the MTR cuts. Excluding the MTR cuts, mobile service revenue would have declined 3% YoY. In 4Q13, WIND delivered strong results in its mobile data offerings with mobile broadband revenue up 30% YoY to EUR 131 million driven by a 50% YoY growth in mobile broadband customers to 8.3 million.

Despite the challenging environment, WIND’s commercial performance in 4Q13 remained strong with a 3% YoY increase in its mobile customer base to 22.3 million, driven by the continued success of its renewed All-Inclusive bundles characterized by simplicity and transparency. The more rational mobile market also resulted in lower churn in 4Q13 compared to both prior year and prior quarter.

Mobile ARPU declined 13% to EUR 12 due to the competitive pressure, the MTR cuts and the increased number of “data only” SIM cards, which don’t provide voice revenue.

In fixed-line, service revenue decreased 8% YoY to EUR 320 million mainly due to the decline in the fixed-line customer base, mostly in the indirect segment, as a result of the focus on higher margin customers and more efficient sales channels. Fixed broadband revenue increased 6% YoY to EUR 135 million. WIND’s fixed-line strategy continued to deliver consistent results with a solid 6.5 percentage points YoY increase in EBITDA margin to 30.1%. As a result of the above-mentioned strategy LLU broadband customers and dual play customers showed a 1% YoY growth.

Despite the pressure on revenue, EBITDA in 4Q13 declined only 3% YoY, reaching EUR 500 million, as a result of the significant cost saving measures undertaken in all cost lines, in particular in commercial costs and OPEX. The focus on efficiency resulted in a 2.9 percentage points increase in EBITDA margin to 40.4%.

In order to monetize and support the significant increase in data traffic, WIND continued to invest a substantial portion of its cash flows in 4Q13 in order to increase both the capacity and coverage of its existing HSPA+ network, as well as to launch its 4G/LTE services in certain areas of Rome and Milan and in the main Italian airports. 4Q13 CAPEX was EUR 291 million and FY13 CAPEX was 16% of revenue.

In FY13, WIND’s operating cash flow increased YoY to EUR 1.16 billion.

VimpelCom Ltd. 4Q 2013  |  11

ITALY KEY INDICATORS

EUR mln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	1,237	1,369	(10%)	4,983	5,427	(8%)
Mobile service revenue	800	890	(10%)	3,282	3,677	(11%)
EBITDA	500	514	(3%)	1,943	2,062	(6%)
EBITDA margin	40.4%	37.5%	2.9 pp	39.0%	38.0%	1.0 pp
Capex[1]	291	342	(15%)	789	1,000	(21%)
Capex1/Revenue	23%	25%		16%	18%
Mobile
Total revenue	907	1,001	(9%)	3,648	3,958	(8%)
Customers (’000)	22,292	21,650	3%	22,292	21,650	3%
- of which broadband (’000) [2]	8,296	5,541	50%	8,296	5,541	50%
ARPU (€)	11.9	13.7	(13%)
MOU (min)	256	212	21%
Fixed
Total revenue	330	369	(11%)	1,335	1,469	(9%)
Total voice customers (’000)	2,963	3,110	(5%)	2,963	3,110	(5%)
ARPU (€)	30.3	30.7	(1%)
Broadband customers (’000)	2,191	2,210	(1%)	2,191	2,210	(1%)
Broadband ARPU (€)	20.5	19.1	7%
Dual-play customers (’000)	1,866	1,848	1%	1,866	1,848	1%

1)	CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone in 2013. CAPEX 2012 includes 4G/LTE license costs
2)	Mobile broadband include consumer customers that have performed at least one mobile Internet event in the previous month on 2.5G/3G/3.5G

VimpelCom Ltd. 4Q 2013  |  12

AFRICA & ASIA – FINANCIAL AND OPERATING RESULTS 4Q13

•	Revenue of USD 863 million, an organic decline of 5%, negatively impacted by regulatory measures, unstable macro situations in Pakistan and Bangladesh and ongoing limitations in Algeria

•	EBITDA decreased organically 3% YoY to USD 403 million, with EBITDA margin up 1.2 pp YoY to 46.7%

•	Customer base grew 7%[1] YoY to 89 million, mainly driven by strong additions in Bangladesh

•	Launched 3G services in Bangladesh

•	Awarded 3G license in Algeria in December; 3G launch expected in 2Q14

Revenue in the Africa & Asia business unit decreased organically 5% YoY to USD 863 million, negatively impacted by regulatory and governmental measures, unstable macro situations in Pakistan and Bangladesh, as well as continued regulatory restrictions in Algeria. The customer base in the Africa & Asia business unit increased 7%1 YoY to 89 million, supported by strong additions in Bangladesh and steady growth in Algeria, Pakistan and Sub-Saharan Africa.

EBITDA decreased organically 3% YoY. Reported results in US dollar terms continued to be adversely affected by local currency devaluation against the US dollar, mainly in Algeria and Pakistan, which resulted in a reported revenue decline of 8% YoY and an EBITDA decline of 5% YoY to USD 403 million.

CAPEX in FY13 increased by 53% YoY to USD 610 million due to investments in 3G in Algeria and Bangladesh (including 3G licenses of USD 38 million in Algeria and USD 110 million in Bangladesh) coupled with modernization programs in order to prepare for customer demand.

The following analysis of the performance of the operating units is in local currencies.

ALGERIA (“DJEZZY”)

Djezzy’s revenue decreased 3% YoY to DZD 36 billion as a result of the ongoing restrictions on its commercial activities and propositions. Djezzy grew its customer base 5% YoY to 18 million and maintained a strong market share of 52.6%1.

Djezzy launched a distribution incentive in mid-November 2013 for one month, which resulted in strong gross additions, but has not yet launched any data offers due to capacity limitations. Following the 3G launch by competitors, the regulator approved some of Djezzy’s 2G commercial offers targeting high value customers, which were subsequently launched in 1Q14.

EBITDA decreased 4% YoY to DZD 21 billion due to the continued lack of regulatory approval of competitive pricing plans for B2B and high value customers, together with the increase in network and IT costs.

Djezzy was awarded a 3G license in December 2013 and expects to launch 3G services during 2Q14. Djezzy commenced the import of 3G equipment, with the first batch of 3G equipment cleared by customs in December 2013. However, the ban on 2G equipment remains in place. CAPEX excluding licenses in FY13 surged 78% YoY to USD 84 million due to the commencement of 3G deployment activities.

PAKISTAN (“MOBILINK”)

Mobilink’s revenue decreased 6% YoY to PKR 26 billion, adversely impacted by an unstable security situation, higher withholding taxes and government requested network shutdowns during religious events. Mobilink’s customers grew 4% YoY to 38 million as a result of launching attractive reactivation and acquisition offers focused on bundles and data products.

The Pakistan Telecommunication Authority imposed new International Mobile Station Equipment Identity (IMEA) based SIM sale regulations resulting in a slowdown in SIM sales. Despite the strict regulatory requirements for new SIM sales, Mobilink implemented several competitive acquisition and dormant revival campaigns. Mobilink continued its focus on mobile data with new offers and multiple data bundles, which include attractive offers of Whatsapp, Facebook, Pakistan Idol and Gameloft usages.

EBITDA decreased by 18% YoY to PKR 10 billion due to the revenue decline, power outages and costs related to sales increases, partially offset by lower interconnect cost as result of on-net offers.

As a result of a tender executed during 2012, CAPEX in FY13 increased by 10% to USD 190 million as the network modernization program neared completion. With this investment, Mobilink expects not only to further enhance the data and voice services it provides to its customers, but also to pave the way to introducing 3G services as soon as these are licensed.

1)	As announced on July 1 2013, during an internal investigation with regards to Djezzy’s active customers, management found a technical bug that overstated Djezzy’s customer base by 1.4 million customers. The customers’ base comparative figures for 4Q12 were adjusted accordingly. This event does not impact historical reported revenue or EBITDA, but positively affect MOU and ARPU.

VimpelCom Ltd. 4Q 2013  |  13

BANGLADESH (“BANGLALINK”)

banglalink’s revenue decreased 11% YoY to BDT 10 billion, negatively impacted by the unstable macro situation that led to 32 days of nationwide strikes during 4Q13, where the capital city of Dhaka was effectively isolated from the rest of the country. In addition, the disconnection of suspected VoIP customers contributed to the pressure on top line. The Company generated 86% YoY growth in mobile data revenue, driven by attractive customer acquisition and OTT partnerships such as Facebook Zero, Facebook pack, Wikipedia Zero and the Whatsapp campaign. banglalink is capitalizing on mobile data as a tool for reactivation and mass market customer acquisition.

The Company achieved 40% YoY growth in Mobile Financial Services (“MFS”) revenue, driven by increasing partnerships and ensuring its fair share of growth in the country. The customer base grew 11% YoY to 29 million customers, driven by the launch of different channel and customer promotions.

The Company continued to launch attractive campaigns and initiatives to further enhance the customer experience, establishing “banglalink Play” as a package of choice in the urban-youth segment.

In October 2013, banglalink launched 3G with 360 degree offers in 3G packs, 3G devices, and a 3G content portal within a very short period of time. To further enhance acquisition in the high value consumer postpaid segment, banglalink expanded its successful tele-sales capabilities. To combat the unstable macro situation, the Company launched different usage stimulation campaigns in B2C based on top-ups such as “beat the KPI” and “Winter recharge campaign”.

EBITDA decreased 20% to BDT 3 billion mostly as result of revenue decline, higher customer acquisition costs and the ongoing implementation of regulatory measures.

CAPEX excluding licenses increased 14% in FY13 to USD 133 million due to the 3G roll out and 2G network modernization.

SOUTH EAST ASIA

After the sale of Vietnam in 2012 and Cambodia in April 2013, Laos is the only operator remaining in the South East Asia cluster. Revenue in Laos decreased 49% YoY due to a lower customer base, resulting in lower voice revenue alongside the impact of international termination traffic. EBITDA was positive in 4Q13 and amounted to USD 1.7 million.

AFRICA & ASIA2 KEY INDICATORS

USD mln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	863	937	(8%)	3,506	3,721	(6%)
Mobile service revenue	830	904	(8%)	3,435	3,657	(6%)
EBITDA	403	426	(5%)	1,671	1,741	(4%)
EBITDA margin	46.7%	45.5%	1.2 pp	47.7%	46.8%	0.9 pp
Capex[3]	321	193	66%	610	400	53%
Capex/Revenue	37%	21%		17%	11%
Mobile customers (’000)[1]	88,947	83,518	7%	88,947	83,518	7%

1)	Following the sale of Vietnam and Cambodia the customer numbers for 2012 exclude Vietnam and Cambodia customers. In addition, the customer base in Algeria has been adjusted retroactively for the technical issue
2)	Africa & Asia operations include operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and South East Asia For details per country unit please see Attachment B
3)	CAPEX including 3G licenses in Bangladesh and Algeria of USD 110 million and USD 38 million respectively

VimpelCom Ltd. 4Q 2013  |  14

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	36	37	(3%)	143	143	0%
Mobile service revenue	36	37	(3%)	143	143	(0%)
EBITDA	21	22	(4%)	84	85	(1%)
EBITDA margin	58.3%	58.9%	(0.6 pp )	58.7%	59.5%	(0.8 pp )
CAPEX (USD mln)[1]	51	30	70%	84	47	78%
CAPEX/Revenue	11%	5%		5%	2%

PAKISTAN

PKR bln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	26	27	(6%)	108	106	2%
Mobile service revenue	25	27	(9%)	104	105	(1%)
EBITDA	10	12	(18%)	45	46	(2%)
EBITDA margin	37.2%	43.0%	(5.8 pp )	41.5%	43.1%	(1.6 pp )
CAPEX (USD mln)[1]	90	89	1%	190	173	10%
CAPEX/Revenue	38%	32%		18%	15%

BANGLADESH

BDT bln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	10	11	(11%)	39	45	(13%)
Mobile service revenue	9	11	(15%)	39	45	(14%)
EBITDA	3	4	(20%)	15	16	(7%)
EBITDA margin	33.7%	37.4%	(3.7 pp )	37.1%	34.7%	2.4 pp
CAPEX (USD mln)[1]	94	43	117%	133	116	14%
CAPEX/Revenue	73%	31%		26%	21%

1)	CAPEX excluding licenses

VimpelCom Ltd. 4Q 2013  |  15

UKRAINE – FINANCIAL AND OPERATING RESULTS 4Q13

•	Mobile customer base[1] grew 3% YoY to 25.8 million

•	Launched transformation program

•	Mobile service revenue decreased 9% YoY to UAH 2.9 billion, primarily due to the transition to lower priced bundled tariff plans

•	EBITDA declined 18% YoY to UAH 1.5 billion, EBITDA margin of 47.2%

The Ukraine Business Unit delivered strong EBITDA and operating cash flow margins in the fourth quarter, but it continued to experience significant pressure on results due to the transition to lower priced bundled tariff plans.

Total service revenue decreased 7% YoY to UAH 3.1 billion due to a decline in mobile revenue. Mobile service revenue decreased 9% YoY to UAH 2.9 billion primarily due to lower mobile voice revenue following reconnection of existing customers to previously launched bundled tariff plans, partly offset by solid mobile data revenue growth of 12% YoY to UAH 239 million. Kyivstar’s mobile customer base increased 3%1 YoY to 25.8 million and mobile ARPU declined 12% YoY to UAH 36.

Fixed-line service revenue grew by 15% YoY to UAH 282 million as a result of strong growth in fixed residential broadband (FTTB) revenue. As reported in previous quarters, FTTB revenue continued to outgrow the market, increasing 30% YoY to UAH 107 million. The increase was driven by growth in the fixed broadband customer base of 24% YoY to 762 thousand and growth of fixed broadband ARPU by 2% YoY to UAH 48.

Taking into account that the Company operates the highest quality network in Ukraine, Kyivstar continues to take further commercial measures to improve mobile service revenue trends. Through its transformation program, the Company is refocusing its commercial strategy from volume-based to value-based management with a customer centric approach and concentrating on Customer Excellence.

During 4Q13, Kyivstar discontinued sales under the Djuice brand, which focused on low-usage customers, and the Company will entice customers to move to Kyivstar by offering more value plans, which will limit the cannibalization effect. Kyivstar also introduced a new tariff plan “Freedom”, which is a flexible mobile bundled tariff plan for voice, SMS and data services with no monthly commitment. This approach optimizes offers to each client segment’s needs. Also, in order to stimulate mobile data consumption, the Company continued to develop Mobile Financial Services and has started a co-branding campaign with Samsung to stimulate smartphone penetration in its network.

EBITDA decreased 18% YoY to UAH 1.5 billion mainly due to lower mobile voice revenue, increase in G&A and Network and IT costs, which led to a 5.3 percentage points reduction in margin, which however remained a solid 47.2%.

In addition to commercial measures, Kyivstar is optimizing the Company’s organizational structure in order to improve efficiency and effectiveness and maximize operating cash flows. The Company is modernizing its network to prepare for future mobile data growth. CAPEX totaled UAH 447 million in 4Q13 and FY13 CAPEX to revenue was at an efficient level of 13%. Operating cash flow declined by 14% YoY to UAH 1.0 billion, leading to a strong margin of 33%.

VimpelCom Ltd. 4Q 2013  |  16

UKRAINE KEY INDICATORS

UAH mln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	3,149	3,453	(9%)	12,871	13,392	(4%)
Mobile service revenue	2,856	3,139	(9%)	11,579	12,152	(5%)
EBITDA	1,487	1,814	(18%)	6,239	6,867	(9%)
EBITDA margin	47.2%	52.5%	(5.3 pp )	48.5%	51.3%	(2.8 pp )
Capex	447	602	(26%)	1,690	1,848	(9%)
Capex/Revenue	14%	17%		13%	14%
Mobile
Total operating revenue	2,866	3,207	(11%)	11,768	12,397	(5%)
Customers[1] (’000)	25,756	25,056	3%	25,756	25,056	3%
ARPU (UAH)	36.5	41.7	(12%)
MOU (min)	504	512	(2%)
Fixed-line
Total operating revenue	283	247	15%	1,103	996	11%
Broadband revenue	107	82	30%	408	275	48%
Broadband customers (’000)	762	613	24%
Broadband ARPU (UAH)	48.1	47.2	2%

1)	The 2012 customer base has been adjusted for the alignment of the active customer base definition

VimpelCom Ltd. 4Q 2013  |  17

CIS – FINANCIAL AND OPERATING RESULTS 4Q13

•	Mobile service revenue increased organically by 4% YoY

•	EBITDA reached USD 244 million with organic growth of 5% YoY

•	EBITDA margin increased marginally YoY to 48.4%

•	Mobile customers increased 5% YoY to 25.4 million

•	Mobile data customer base grew 11% YoY; mobile data revenue growth of 39% YoY

Total revenue increased organically by 5% YoY while total reported revenue grew by 3% YoY to USD 503 million. Mobile service revenue increased 3% YoY to USD 458 million driven by strong mobile data revenue growth of 39%. Fixed-line service revenue increased organically 12% YoY due to strong growth in Kazakhstan. The CIS business unit increased its mobile customer base 5% YoY to 25.4 million, primarily driven by 7% YoY growth in Kazakhstan.

EBITDA grew 5% organically and 4% on a reported basis to USD 244 million mainly due to strong mobile revenue growth in Uzbekistan. FY13 CAPEX increased 19% to USD 457 million, primarily related to investments in the network in Uzbekistan to support the traffic growth.

The following analysis of the performance in the operating units is in local currencies.

KAZAKHSTAN

The telecommunications market in Kazakhstan remained highly competitive and, in response, Beeline continued to transition its customer base to bundled tariff plans. The Company’s competitive market position improved as a result of its attractive value proposition in the market and customer transition progressed according to plan.

Total service revenue in Kazakhstan increased 5% YoY in 4Q13 to KZT 34 billion driven by 2% YoY growth in mobile service revenue and a 41% YoY increase in fixed-line service revenue. Fixed-line service revenue growth was supported by strong growth in FTTB revenue. The mobile customer base increased 7% YoY to 9.2 million and mobile ARPU decreased 4% YoY to KZT 1,110 due to declining voice revenue, partly offset by strong mobile data revenue growth. Mobile data revenue increased 28% YoY as a result of both an increase in data users and data ARPU. Churn improved during the quarter supported by the introduction of a revenue share model with distributors. EBITDA grew 9% YoY and EBITDA margin increased 1.5 percentage points to 47.7% as a result of efficiencies realized by the Operational Excellence program.

UZBEKISTAN

The primary focus of the Company in this two-player market is to maintain quality of service and further improve network capacity while maintaining its customer base. Beeline continued to deliver strong YoY results in 4Q13, although it was the first quarter without the YoY effect of the transition to a two-player market which started in 3Q12. Service revenue increased 11% YoY to USD 175 million driven by a 3% YoY growth in the customer base to 10.5 million, a 3% YoY improvement in ARPU to USD 5 due to growth in high value customers and a 61% YoY increase in mobile data revenue to USD 27 million. EBITDA grew 18% YoY to USD 112 as a result of growing revenue and EBITDA margin was 63.8%, a 3.5 percentage points YoY increase, supported by increased on-net traffic and cost control. CAPEX increased 58% YoY to USD 68 million, due to network capacity investments.

KYRGYZSTAN

Mobile service revenue growth in Kyrgyzstan was 8% YoY to KGS 2.2 billion, primarily supported by the strong growth in international interconnect revenue and 36% YoY growth in mobile data revenue to KGS 200 million as a result of initiatives aimed at stimulating data usage for small screens. Voice revenue declined as a result of fierce competition, while the customer base increased 7% YoY as a result of attractive on-net and data offerings. ARPU increased 2% YoY to KGS 274. EBITDA decreased 21% and EBITDA margin declined by 16 percentage points to 42.8% due to the strong increase in international interconnect costs, increase of customer acquisition costs and commercial OPEX caused by the strong competitive pressure.

ARMENIA

Mobile service revenue in Armenia increased 2% YoY to AMD 6.6 billion in 4Q13, primarily due to increased mobile interconnection revenue and 11% YoY growth in mobile data revenue to AMD 553 million. Total revenue fell 2% YoY to AMD 15.4 billion as a result of a decline in sales of mobile equipment. The mobile customer base declined 13% YoY to 0.7 million and mobile ARPU increased 16% YoY to AMD 3,093. EBITDA declined 4% YoY and EBITDA margin decreased 1.0 percentage points to 38.7% due to the increase in interconnect costs and a decrease in mobile voice revenue.

VimpelCom Ltd. 4Q 2013  |  18

TAJIKISTAN

In Tajikistan, mobile service revenue increased 32% YoY to USD 36 million in 4Q13 as a result of increased international interconnect revenue and 13% YoY growth in customer base to 1.3 million. Mobile ARPU increased 9% to USD 10 mainly due to growth in interconnect revenue. EBITDA increased 36% YoY and EBITDA margin increased 3.5 percentage points to 49.4% in 4Q13.

GEORGIA

Despite the fact that Beeline has no 3G in Georgia, mobile service revenue increased 4% YoY to GEL 33 million and total revenue increased 7% YoY to GEL 38 million. The Company grew its customer base 13% YoY to 1.1 million, while mobile ARPU declined 9% YoY to GEL 10. EBITDA increased 6% YoY to GEL 11 million and EBITDA margin decreased 0.3 percentage points YoY to 28.6%.

CIS1 KEY INDICATORS

USD mln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	503	488	3%	1,948	1,755	11%
Mobile service revenue	458	445	3%	1775	1585	12%
EBITDA	244	235	4%	949	813	17%
EBITDA margin	48.4%	48.1%	0.3 pp	48.7%	46.3%	2.4 pp
Capex	149	128	16%	457	384	19%
Capex/Revenue	30%	26%		23%	22%
Mobile
Customers (’000)	25,408	24,167	5%	25,408	24,167	5%
- of which broadband (’000)	13,316	11,967	11%	13,316	11,967	11%
Fixed
Broadband customers (’000)	354	326	9%	354	326	9%
Broadband revenue	15	13	17%	60	34	73%

1)	CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan, and Georgia For details per country unit please see Attachment B

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	33,730	32,055	5%	127,748	123,665	3%
Mobile service revenue	30,482	29,763	2%	115,835	115,438	0%
EBITDA	16,105	14,822	9%	59,435	58,814	1%
EBITDA margin	47.7%	46.2%	1.5 pp	46.5%	47.6%	(1.0 pp )
Capex (USD mln)	58	57	1%	159	166	(4%)
Capex / Revenue	26%	27%		19%	20%

UZBEKISTAN

USD mln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	176	158	11%	676	463	46%
Mobile service revenue	173	155	12%	666	451	48%
EBITDA	112	95	18%	439	253	73%
EBITDA margin	63.8%	60.3%	3.5 pp	64.9%	54.6%	10.3 pp
Capex (USD mln)	68	43	58%	227	137	65%
Capex / Revenue	38%	27%		34%	30%

VimpelCom Ltd. 4Q 2013  |  19

CONFERENCE CALL INFORMATION

On March 6, 2014, the Company will host an analyst & investor conference call on its fourth quarter results at 2:00 pm CET. The call and slide presentation may be accessed at http://www.vimpelcom.com

2:00 pm CET investor and analyst conference call

US call-in number: +1 (877) 616-4476

International call-in number: + 1 (402) 875-4763

The conference call replay and the slide presentations webcast will be available until March 14, 2014. The slide presentation will also be available for download on the Company’s website.

Investor and analyst call replay

US Replay Number: +1 (855) 859-2056

Confirmation Code: 12744637

International Replay Number: +1 (404) 537-3406

Confirmation Code: 12744637

CONTACT INFORMATION

INVESTOR RELATIONS

Gerbrand Nijman

ir@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Remco Vergeer

ir@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Stefano Songini

ir@mail.wind.it

Tel +39 06 83111 (Rome)

Mamdouh Abdel Wahab

IR@gtelecom.com

Tel: +202 2461 5050 / 51 (Cairo)

MEDIA AND PUBLIC RELATIONS

Bobby Leach / Artem Minaev

pr@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. 4Q 2013  |  20

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company’s anticipated performance, expected capital expenditures, 2014 annual targets, network development, refinancing plans, potential future dividend payments and the Company’s ability to realize its strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2013 VimpelCom had 220 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Stock Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

The Company’s corporate website (www.vimpelcom.com) was awarded the ‘Investor Relations Standard of Excellence’ in the Web Marketing Association’s 2013 WebAwards and the Gold Award in the telecommunications category at the 2013 Stevie International Business Awards.

VimpelCom Ltd. 4Q 2013  |  21

CONTENT OF THE ATTACHMENT TABLES

Attachment A	VimpelCom Ltd Financial Statements	23

Attachment B	Country units key indicators CIS and Africa & Asia	26

Attachment C	Reconciliation Tables	29

	Average Rates of Functional Currencies to USD

Attachment D	WIND Telecomunicazioni group condensed financial statement of income	30

Attachment E	Definitions	31

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook4Q2013.xls on VimpelCom’s website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 4Q 2013  |  22

ATTACHMENT A: VIMPELCOM LTD FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

USD mln	4Q13	4Q12 Restated[1]	FY13	FY12 Restated[1]
Total operating revenue	5,554	5,950	22,548	23,061
of which other revenue	120	111	292	262
Operating expenses
Service costs	1,394	1,569	5,891	6,132
Selling, general and administrative expenses	1,788	1,935	7,038	7,161
Depreciation	823	758	3,063	2,926
Amortization	459	519	1,792	2,080
Impaiment of Canada	768	328	768	328
Impaiment of Ukraine	2,085	—	2,085	—
Impairment loss	53	58	120	58
Loss on disposals of non-current assets	57	74	100	205
Total operating expenses	7,427	5,241	20,857	18,890
Operating profit/(loss)	(1,873)	709	1,691	4,171
Finance costs	532	522	2,150	2,029
Finance income	(21)	(38)	(91)	(154)
Other non-operating losses/(gains)	194	44	172	75
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	47	(7)	159	9
Net foreign exchange loss/(gain)	24	30	(20)	(70)
Profit/(Loss) before tax	(2,649)	158	(679)	2,282
Income tax expense	372	195	1,179	906
Profit/(Loss) for the period	(3,021)	(37)	(1,858)	1,376
Non-controlling interest	(361)	(232)	(434)	(163)
Net income/loss attributable to VimpelCom shareholders	(2,660)	195	(1,424)	1,539

1)	The 2012 statements of income have been restated to reflect a fair value adjustment of USD 606 million in relation to Euroset, which impacted Profit before tax

VimpelCom Ltd. 4Q 2013  |  23

ATTACHMENT A: VIMPELCOM LTD FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD mln	31 December 2013	31 December 2012 Restated[1]
Assets
Non-current assets
Property and equipment	15,565	15,666
Intangible assets	9,837	10,601
Goodwill	14,709	16,964
Investments in associates and joint ventures	449	545
Deferred tax asset	340	312
Financial assets	262	1,091
Other non-financial assets	70	18
Total non-current assets	41,232	45,197
Current assets
Inventories	192	167
Trade and other receivables	2,283	2,495
Other non-financial assets	1,341	1,290
Current income tax asset	335	292
Other financial assets	440	270
Cash and cash equivalents	4,454	4,949
Total current assets	9,045	9,463
Assets classified as held for sale	142	77
Total assets	50,419	54,737
Equity and liabilities
Equity
Equity attributable to equity owners of the parent	10,935	14,246
Non-controlling interests	373	503
Total equity	11,308	14,749
Non-current liabilities
Financial liabilities	26,802	25,693
Provisions	418	548
Other non-financial liabilities	433	410
Deferred tax liability	1,395	1,416
Total non-current liabilities	29,048	28,067
Current liabilities
Trade and other payables	4,733	4,585
Dividends payable	—	1,274
Other non-financial liabilities	2,101	2,243
Other financial liabilities	2,426	3,388
Current income tax payable	124	202
Provisions	609	192
Total current liabilities	9,993	11,884
Liabilities associated with assets held for sale	70	37
Total equity and liabilities	50,419	54,737

1)	The 2012 statements of income have been restated to reflect a fair value adjustment of USD 606 million in relation to Euroset

VimpelCom Ltd. 4Q 2013  |  24

ATTACHMENT A: VIMPELCOM LTD FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

USD mln	4Q13	4Q12 Restated[1]	YTD13	YTD12 Restated[1]
Operating activities
Profit after tax	(3,021)	(37)	(1,858)	1,376
Income Tax Expenses	372	195	1,179	906
Profit before tax	(2,649)	158	(679)	2,282
Non-cash adjustment to reconcile profit before tax to net operating cash flows:
Depreciation	823	758	3,063	2,926
Amortization	459	519	1,792	2,080
Impaiment of Canada	768	328	768	328
Impaiment of Ukraine	2,085	—	2,085	—
Impairment loss	53	58	120	58
Loss From Disposal Of Non Current Assets	57	74	100	205
Finance income	(21)	(38)	(91)	(154)
Finance cost	532	522	2,150	2,029
Other Non Operating Losses/ (Gain)	194	44	172	75
Net Foreign Exchange Gain	24	30	(20)	(70)
Share Of Loss/ (Gain) Of Associates And Joint Ventures	47	(7)	159	9
Movements in provisions and pensions	24	22	107	36
Changes in working capital	406	604	(63)	445
Net interest paid	(388)	(447)	(2,047)	(1,761)
Income tax paid	(404)	(324)	(1,265)	(1,231)
Net cash from operating activities	2,010	2,301	6,351	7,257
Proceeds from sale of property, plant and equipment and intangible assets	4	22	40	42
Purchase of property, plant and equipment and intangible assets	(1,342)	(1,139)	(3,955)	(3,886)
Receipts from/(payments on) deposits and loans granted	(215)	612	(434)	(82)
Disposal of subsidiaries, net of cash disposed	3	2	83	(75)
Other	47	(12)	53	(7)
Net cash used in investing activities	(1,503)	(515)	(4,213)	(4,008)
Acquisition of non-controlling interest	—	—	(12)	(9)
Gross proceeds from borrowings	1,421	467	5,587	3,094
Repayment of borrowings	(1,677)	(567)	(5,487)	(3,650)
Dividends paid to equity holders	(774)	—	(4,055)	—
Dividends paid to non-controlling interests		(25)	—	(25)
Proceeds from sale of treasury stock	—	—	—	3
Share capital issued and paid	—	—	1,392	—
Net cash from/(used in) financing activities	(1,030)	(125)	(2,575)	(587)
Net increase in cash and cash equivalents	(523)	1,661	(437)	2,662
Net foreign exchange difference	88	47	(58)	(38)

1)	The net interest paid was amended to reflect its proper classification without any impact on Net cash from operating activities. The 2012 Financial Statements have been restated for the Euroset fair value adjustment of USD 606 million

VimpelCom Ltd. 4Q 2013  |  25

ATTACHMENT B: COUNTRY UNITS KEY INDICATORS

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	36	37	(3%)	143	143	(0%)
Mobile service revenue	36	37	(3%)	143	143	(0%)
EBITDA	21	22	(4%)	84	85	(1%)
EBITDA margin	58.3%	58.9%	(0.6 pp )	58.7%	59.4%	(0.7 pp )
Capex[1] (USD mln)	51	30	70%	84	47	78%
Capex / Revenue	11%	5%		5%	2%
Mobile
Customers (’000)	17,574	16,712	5%	17,574	16,712	5%
ARPU (DZD)	689	733	(6%)
MOU (min)	211	270	(22%)

PAKISTAN

PKR bln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	26	27	(6%)	108	106	2%
Mobile service revenue	25	27	(9%)	104	105	(1%)
EBITDA	10	12	(18%)	45	46	(2%)
EBITDA margin	37.2%	43.0%	(5.8 pp )	41.5%	43.1%	(1.6 pp )
Capex (USD mln)	90	89	1%	190	173	10%
Capex / Revenue	38%	32%		18%	15%
Mobile
Customers (’000)	37,638	36,141	4%	37,638	36,141	4%
ARPU (PKR)	219	243	(10%)
MOU (min)	222	215	3%

BANGLADESH

BDT bln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	10	11	(11%)	39	45	(13%)
Mobile service revenue	9	11	(15%)	39	45	(14%)
EBITDA	3	4	(20%)	15	16	(7%)
EBITDA margin	33.7%	37.4%	(3.7 pp )	37.1%	34.7%	2.4 pp
Capex[1] (USD mln)	94	43	117%	133	116	14%
Capex / Revenue	73%	31%		26%	21%
Mobile
Customers (’000)	28,838	25,883	11%	28,838	25,883	11%
ARPU (BDT)	111	138	(20%)
MOU (min)	183	191	(4%)

SUB SAHARAN AFRICA (TELECEL GLOBE)

USD mln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	23	23	2%	86	91	(5%)
EBITDA	7	7	4%	14	33	(58%)
EBITDA margin	30.6%	27.0%	3.6 pp	17.1%	34.0%	(16.9 pp )
Mobile
Customers (’000)	4,571	4,464	2%	4,571	4,464	2%

SEA (CONSOLIDATED)

USD mln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	7	13	(49%)	33	61	(46%)
EBITDA	2	—	n.m	6	-10	n.m
EBITDA margin	25.8%	2.0%	23.8pp	16.7%	n.a
Mobile
Customers (’000)	325	318	2%	320	378	2%

1)	CAPEX excluding licenses

VimpelCom Ltd. 4Q 2013  |  26

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	33,730	32,055	5%	127,748	123,665	3%
Mobile service revenue	30,482	29,763	2%	115,835	115,438	0%
EBITDA	16,105	14,822	9%	59,435	58,814	1%
EBITDA margin	47.7%	46.2%	1.5 pp	46.5%	47.6%	(1.0 pp )
Capex (USD mln)	58	57	1%	159	166	(4%)
Capex / Revenue	26%	27%		19%	20%
Mobile
Customers (’000)	9,158	8,589	7%	9,158	8,589	7%
ARPU (KZT)	1,110	1,156	(4%)
MOU (min)	301	237	27%

ARMENIA

AMD mln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	15,378	15,706	(2%)	59,278	63,441	(7%)
Mobile service revenue	6,573	6,437	2%	25,587	25,502	0%
EBITDA	5,944	6,202	(4%)	23,863	25,257	(6%)
EBITDA margin	38.7%	39.5%	(0.8 pp )	40.3%	39.8%	0.4 pp
Capex (USD mln)	6	3	71%	13	15	(17%)
Capex / Revenue	15%	9%		9%	10%
Mobile
Customers (’000)	694	800	(13%)	694	800	(13%)
ARPU (AMD)	3,093	2,678	16%
MOU (min)	388	273	42%

UZBEKISTAN

USD mln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	176	158	11%	676	463	46%
Mobile service revenue	173	155	12%	666	451	48%
EBITDA	112	95	18%	439	253	73%
EBITDA margin	63.8%	60.3%	3.5 pp	64.9%	54.6%	10.3 pp
Capex (USD mln)	68	43	58%	227	137	65%
Capex / Revenue	38%	27%		34%	30%
Mobile
Customers (’000)	10,518	10,194	3%	10,518	10,194	3%
ARPU (USD)	6	5	3%
MOU (min)	493	516	(5%)

TAJIKISTAN

USD mln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	37	29	26%	148	107	38%
Mobile service revenue	36	28	32%	145	102	43%
EBITDA	18	13	36%	74	51	44%
EBITDA margin	49.4%	45.9%	3.5 pp	50.0%	47.9%	2.1 pp
Capex	5	6	(5%)	17	20	(18%)
Capex / Revenue	15%	20%		11%	19%
Mobile
Customers (’000)	1,284	1,132	13%	1,284	1,132	13%
ARPU (USD)	10	9	9%
MOU (min)	307	256	20%

VimpelCom Ltd. 4Q 2013  |  27

GEORGIA

GEL mln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	38	35	7%	147	129	13%
Mobile service revenue	33	32	4%	132	121	9%
EBITDA	11	10	6%	45	35	26%
EBITDA margin	28.6%	28.9%	(0.3 pp )	30.4%	27.3%	3.1 pp
Capex (USD mln)	4	3	5%	18	13	39%
Capex / Revenue	16%	16%		20%	16%
Mobile
Customers (’000)	1,091	969	13%	1,091	969	13%
ARPU (GEL)	10	11	(9%)
MOU (min)	226	244	(7%)

KYRGYZSTAN

KGZ mln	4Q13	4Q12	YoY	FY13	FY12	YoY
Total operating revenue	2,165	2,009	8%	9,316	7,582	23%
Mobile service revenue	2,151	1,988	8%	9,254	7,517	23%
EBITDA	927	1,171	(21%)	4,702	4,266	10%
EBITDA margin	42.8%	58.3%		50.5%	56.3%
Capex (USD mln)	8	15	(46%)	23	31	(25%)
Capex / Revenue	18%	35%		12%	19%
Mobile
Customers (’000)	2,662	2,482	7%	2,662	2,482	7%
ARPU (KGZ)	274	270	2%
MOU (min)	311	253	23%

CANADA: COUNTRY DETAIL

Mobile	4Q13	4Q12	YoY
Customers (’000)	649	590	10%
ARPU (CAD)	29.8	28.1	6%

VimpelCom Ltd. 4Q 2013  |  28

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM

USD mln	4Q13	4Q12 Restated[1]	FY13	FY12 Restated[1]
Unaudited
EBITDA	2,372	2,446	9,619	9,768
Depreciation	(823)	(758)	(3,063)	(2,926)
Amortization	(459)	(519)	(1,792)	(2,080)
Impaiment of Canada	(768)	(328)	(768)	(328)
Impaiment of Ukraine	(2,085)	—	(2,085)	—
Impairment loss	(53)	(58)	(120)	(58)
Loss on disposals of non-current assets	(57)	(74)	(100)	(205)
EBIT	(1,873)	709	1,691	4,171
Financial Income and Expenses	(511)	(484)	(2,059)	(1,875)
- including finance income	21	38	91	154
- including finance costs	(532)	(522)	(2,150)	(2,029)
Net foreign exchange (loss)/gain and others	(265)	(67)	(311)	(14)
- including Other non-operating (losses)/gains	(194)	(44)	(172)	(75)
- including Shares of loss of associates and joint ventures accounted for using the equity method	(47)	7	(159)	(9)
- including Net foreign exchange gain	(24)	(30)	20	70
EBT	(2,649)	158	(679)	2,282
Income tax expense	(372)	(195)	(1,179)	(906)
Profit/(loss) for the year	(3,021)	(37)	(1,858)	1,376
Profit/(loss) for the year attributable to non-controlling interest	(361)	(232)	(434)	(163)
Profit/(loss) for the year attributable to the owners of the parent	(2,660)	195	(1,424)	1,539

1)	The 2012 statements of income have been restated to reflect a fair value adjustment of USD 606 million in relation to Euroset

VimpelCom Ltd. 4Q 2013  |  29

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	4Q12	3Q13	4Q13
Net debt	21,971	22,485	22,603
Cash and cash equivalents	4,949	4,890	4,454
Long—term and short-term deposits	67	191	396
Gross debt	26,987	27,566	27,453
Interest accrued related to financial liabilities	536	430	606
Fair value adjustment	—	—	—
Unamortised fair value adjustment under acquisition method of accounting	794	696	665
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	73	43	29
Derivatives not designated as hedges	453	489	204
Derivatives designated as hedges	237	218	271
Total other financial liabilities	29,080	29,442	29,228

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Average rates			Closing rates
	4Q13	4Q12	YoY	FY13	FY12	YoY
Russian Ruble	32.53	31.08	(4.5%)	32.73	30.37	(7.2%)
Euro	0.73	0.77	4.8%	0.73	0.76	4.2%
Algerian Dinar	80.18	79.40	(1.0%)	78.38	78.94	0.7%
Pakistan Rupee	106.93	96.25	(10.0%)	105.33	97.14	(7.8%)
Bangladeshi Taka	77.67	81.08	4.4%	77.67	79.78	2.7%
Ukrainian Hryvnia	7.99	7.99	—	7.99	7.99	—
Kazakh Tenge	153.80	150.45	(2.2%)	153.61	150.74	(1.9%)
Armenian Dram	405.56	406.47	0.2%	405.64	403.58	(0.5%)
Kyrgyz Som	48.89	47.25	(3.4%)	49.25	47.40	(3.8%)

1)	Functional currencies in Tajikistan, Uzbekistan and Cambodia are USD.

ATTACHMENT D: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	FY13	FY12	YoY
Total Revenue	4,983	5,427	(8%)
EBITDA	1,943	2,063	(6%)
D&A	(1,276)	(1,147)	11%
EBIT	667	916	(27%)
Financial Income and expenses	(999)	(875)	3%
EBT	(332)	40	n.m.
Income Tax	(148)	(164)	(23%)
Net income	(481)	(124)	194%

VimpelCom Ltd. 4Q 2013  |  30

ATTACHMENT E: DEFINITIONS

ARPU (Average Revenue per User) is calculated by dividing service revenue for the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from visitors roaming, connection fees, sales of handsets and accessories and other non-service revenue, by the average number of customers during the period and dividing by the number of months in that period. For Business Unit Italy visitors roaming revenue is included into service revenue.

Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly Internet access using FTTB and xDSL technologies as well as mobile Internet access via WiFi and USB modems using 2.5G/3G/4G/HSPA+ technologies. Italian Business Unit measure fixed broadband customers based on the number of active contracts signed, mobile broadband include consumer customers that have performed at least one mobile Internet event in the previous month on 2.5G/3G/3.5G. Russian Business Unit includes IPTV activities. For CIS subsidiaries mobile broadband customers are those who have performed at least one mobile Internet event in the three-month period prior to the measurement date.

Capital expenditures (CAPEX), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA is a non-GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Historically our management used OIBDA (defined as operating income before depreciation, amortization and impairment losses) instead of EBITDA. Following the acquisition of WIND Telecom, our management concluded that EBITDA is a more appropriate measure because it is more widely used amongst European-based analysts and investors to assess the performance of an entity and compare it with other market players. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by net operating revenue, expressed as a percentage.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

LLU (local loop unbundling), in Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.

VimpelCom Ltd. 4Q 2013  |  31

MNP (Mobile number portability) is a facility provided by telecommunications operators which enables customers to keep their telephone numbers when they change operators.

Mobile customers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile customers also includes SIM-cards for use of mobile Internet service via USB modems and customers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date. For the purpose of this earnings release, we include all customers of Zimbabwe, which is accounted for as investment at cost, into Business Unit Africa & Asia and customers of all our Canada equity investee into Business Unit Europe and North America, both of which are included into total customers of VimpelCom.

MOU (Monthly Average Minutes of Use per User) is generally calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. Africa & Asia Business Unit measures MOU based on billed minutes

Net debt is a non-GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable IFRS financial measures, is presented above in the reconciliation tables section.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

OPEX, operational expenses, represents service costs and selling, general and administrative expenses.

Organic growth in revenue and EBITDA are non-GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Underlying growth Revenue and EBITDA also excludes MTR cuts and one-offs. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends.

Reportable segments, the Company identified Russia, Italy, Africa & Asia, CIS and Ukraine based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Intersegment revenue is eliminated in consolidation.

Service costs, represents costs directly associated with revenue generating activity such as traffic related expenses, cost of content and sim-cards as well as cost of handsets, telephone equipment and accessories sold.

Selling, general and administrative expenses, represents expenses associated with customer acquisition and retention activities, network and IT maintenance, regular frequency payment, professional and consulting support, rent of premises, utilities, personnel and outsourcing as well as other general and administrative expenses. These expenses do not include personnel costs that have been capitalized as part of long-lived assets.

VimpelCom Ltd. 4Q 2013  |  32

© VimpelCom Ltd 2014

4Q and FY 2013 Presentation

Amsterdam, March 6, 2014

Jo Lunder - CEO
Andrew Davies - CFO

1

4Q and FY 2013 Presentation Amsterdam, March 6, 2014 Jo Lunder - CEOAndrew Davies - CFO
Disclaimer This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's anticipated performance, expected capital expenditures, 2014 annual targets, network development, refinancing plans, potential future dividend payments and the Company's ability to realize its strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company's Annual Report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the "SEC") and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Service revenue
(USD billion)

5.3

Mobile customers
(million)

220

- Service revenue organic decline of 5% YoY
- Robust mobile data revenue growth
- Mobile customers increased[1] 4% YoY

EBITDA
(USD billion)

2.4

EBITDA margin[2]
(%)

42.7

© VimpelCom Ltd 2014

VimpelCom

3

4Q13 results impacted by regulatory measures and market slowdown Customers 2012 has been adjusted for sale of Vietnam and Cambodia and adjustments in Algeria and UkraineEBITDA margin is EBITDA divided by total revenue; EBITDA and EBITDA margin are non-GAAP financial measures Service revenue (USD billion) 5.3 Mobile customers(million) 220 EBITDA (USD billion) 2.4 EBITDA margin2 (%) 42.7 Service revenue organic decline of 5% YoYRobust mobile data revenue growthMobile customers increased1 4% YoY EBITDA organic decline of 2% YoYStrong EBITDA margin, up 1.6 p.p. YoY
Stable underlying FY13 results Service revenue (USD billion) 21.5 Net income* (USD billion) 1.4 EBITDA (USD billion) 9.6 EBITDA margin2 (%) 42.7 Net loss1 (USD billion) Stable underlying revenue and EBITDA, excluding MTR cuts in Italy and one-off charges Service revenue organic decline of 2% YoYEBITDA organic decline of 1% YoY Strong EBITDA margin, up 0.3 p.p. YoY Net loss due to non-cash impairments of USD 3.0 billion, mainly of Ukraine and Canada Net loss attributable to VimpelCom shareholdersEBITDA margin is EBITDA divided by total revenue
Key recent developments Provided annual targets1 for 2014Stable Revenue and EBITDANet Debt / EBITDA of ~2.3xCAPEX / Revenue of ~21%New dividend policy announced to support investments in future growth and deleveraging3G services launched in Bangladesh3G license in Algeria awarded and launch planned in 2Q14 1. The annual targets for 2014 assume constant currency, no major regulatory changes, no change to the asset portfolio and no major macro-economic changes

Business Units Performance

© VimpelCom Ltd 2014

6

Business Units Performance

RUB BILLION, UNLESS STATED OTHERWISE

Revenue

-4% YoY
73.6
75.4
70.7
12.1
13.0
12.6
61.6
62.4
58.1
4Q12
3Q13
4Q13
Mobile
Fixed-line

Mobile customers
(million)

+1% YoY
56.1
56.5
4Q12
4Q13

EBITDA and EBITDA margin

-6% YoY
30.4
32.1
28.5
41.3%
42.6%
40.3%
4Q12
3Q13
4Q13

CAPEX and CAPEX/revenue

+16% YoY
50.7
58.8
17.8%
20.3%
FY12
FY13

VimpelCom

© VimpelCom Ltd 2014

7

(CHART) (CHART) RUB BILLION, UNLESS STATED OTHERWISE Revenue 73.6 75.4 70.7 Mobile Fixed-line -4% YoY EBITDA and EBITDA margin CAPEX and CAPEX/revenue +1% YoY -6% YoY (CHART) (CHART) Russia 4Q13: Pressure on margins while investing in the future Mobile service revenue decreased 2% YoY; adjusted for one-offs increased 0.3% YoYMobile data revenue grew 25% YoY EBITDA declined due to lower revenue and investments in network and owned monobrand storesCAPEX: Up due to investments in 3G and 4G/LTE networks +16% YoY Mobile customers (million)

Italy 4Q13: Continued market outperformance

EUR MILLION, UNLESS STATED OTHERWISE

Revenue

-10% YoY
1,369
369
1,001
1,250
325
926
1,237
330
907
4Q12
3Q13
4Q13
Mobile
Fixed-line

Mobile customers
(million)

+3% YoY
21.6
22.3
4Q12
4Q13

EBITDA and EBITDA margin

-3% YoY
514
507
500
37.5%
40.6%
40.4%
4Q12
3Q13
4Q13

CAPEX[1] and CAPEX/revenue

-13% YoY
905
789
16.7%
15.8%
FY12
FY13

- Continued mobile market share increase
- Mobile broadband customers[2] up 50% YoY to 8.3 million
- Strong data revenue growth YoY:
  - Mobile broadband up 30%
  - Fixed broadband up 6%
- EBITDA margin increased 2.9 p.p. YoY due to cost savings
- CAPEX: Investments in HSPA+ and 4G/LTE networks

8

© VimpelCom Ltd 2014

VimpelCom

(CHART) (CHART) 1. CAPEX excluding licenses CAPEX 2013 excludes €136 mln of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND's backbone2. Mobile broadband includes consumer customers that have performed at least one mobile Internet event in the previous month (CHART) 1,369 1,250 1,237 -10% YoY 21.6 22.3 CAPEX1 and CAPEX/revenue +3% YoY -3% YoY (CHART) Italy 4Q13: Continued market outperformance EUR MILLION, UNLESS STATED OTHERWISE Mobile Fixed-line EBITDA and EBITDA margin Mobile customers (million) Continued mobile market share increaseMobile broadband customers2 up 50% YoY to 8.3 millionStrong data revenue growth YoY: Mobile broadband up 30%Fixed broadband up 6% -13% YoY Revenue EBITDA margin increased 2.9 p.p. YoY due to cost savingsCAPEX: Investments in HSPA+ and 4G/LTE networks

USD MILLION, UNLESS STATED OTHERWISE

Revenue

-8% YoY
937
869
863
4Q12
3Q13
4Q13

Mobile

Mobile customers[2]
(million)

+7% YoY
83.5
88.9
4Q12
4Q13

EBITDA and EBITDA margin

-5% YoY
426
415
403
45.5%
47.7%
46.7%
4Q12
3Q13
4Q13

CAPEX[3] and CAPEX/revenue

+53% YoY
400
610
10.7%
17.4%
FY12
FY13

- Revenue and EBITDA organically declined 5% YoY and 3% YoY
- Unfavorable regulatory and governmental measures as well as unstable macro environments in Pakistan and Bangladesh
- Strong mobile customer growth in all countries
- EBITDA margin up 1.2 p.p. YoY due to Operational Excellence measures
- CAPEX[3]: Network modernization in Pakistan, 3G licenses and roll-out in Algeria and Bangladesh

© VimpelCom Ltd 2014

9

VimpelCom

(CHART) (CHART) (CHART) 937 869 863 -8% YoY CAPEX3 and CAPEX/revenue +7% YoY -5% YoY (CHART) Africa & Asia1 4Q13: Negative impact from regulatory measures, unstable macro environments and FOREX This segment includes our operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and South East AsiaFollowing the sale of Vietnam and Cambodia the customer numbers for FY12 exclude Vietnam and Cambodia customers. In addition, the customer base in Algeria has been adjusted retroactively for the technical issueCAPEX including 3G licenses of USD 110 million in Bangladesh and USD 38 million in Algeria Mobile USD MILLION, UNLESS STATED OTHERWISE EBITDA and EBITDA margin Revenue and EBITDA organically declined 5% YoY and 3% YoYUnfavorable regulatory and governmental measures as well as unstable macro environments in Pakistan and BangladeshStrong mobile customer growth in all countriesEBITDA margin up 1.2 p.p. YoY due to Operational Excellence measuresCAPEX3: Network modernization in Pakistan, 3G licenses and roll-out in Algeria and Bangladesh +53% YoY Revenue Mobile customers2 (million)

UAH BILLION, UNLESS STATED OTHERWISE

Revenue

-9% YoY
3.5
0.3
3.2
3.4
0.3
3.1
3.1
0.3
2.9
4Q12
3Q13
4Q13
Mobile
Fixed-line

Mobile customers[1]

(million)

+3% YoY
25.1
25.8
4Q12
4Q13

EBITDA and EBITDA margin

-18% YoY
1.8
1.7
1.5
52.5%
49.6%
47.2%
4Q12
3Q13
4Q13

CAPEX and CAPEX/revenue

-9% YoY
1.8
1.7
13.8%
13.1%
FY12
FY13

© VimpelCom Ltd 2014

10

(CHART) (CHART) (CHART) 3.5 3.4 3.1 -9% YoY +3% YoY -18% YoY (CHART) Ukraine 4Q13: Continued pressure on results, transformation program launched EBITDA and EBITDA margin UAH BILLION, UNLESS STATED OTHERWISE Mobile Fixed-line CAPEX and CAPEX/revenue Mobile service revenue decreased 9% YoY following the transition to lower priced bundled tariff plansIncrease in customers due to improved propositionsStrong EBITDA margin Solid operating cash flow margin of 33%CAPEX: Network modernization in order to prepare for future data growth -9% YoY Revenue 1. Customer base in 2012 has been adjusted for the alignment of the active customer base definition Mobile customers1 (million)

CIS[1] 4Q13: Solid results

USD MILLION, UNLESS STATED OTHERWISE

Revenue

+3% YoY
488
38
449
513
42
471
503
42
461
4Q12
3Q13
4Q13
Mobile
Fixed-line

Mobile customers

(million)

+5% YoY
24.2
25.4
4Q12
4Q13

EBITDA and EBITDA margin

+4% YoY
235
246
244
48.1%
48.0%
48.4%
4Q12
3Q13
4Q13

CAPEX and CAPEX/revenue

+19% YoY
384
457
21.9%
23.5%
FY12
FY13

11

© VimpelCom Ltd 2014

Mobile customers (million)(CHART) (CHART) (CHART) 488 513 503 +3% YoY 24.2 25.4 +5% YoY +4% YoY (CHART) CIS1 4Q13: Solid results EBITDA and EBITDA margin USD MILLION, UNLESS STATED OTHERWISE 1. This segment includes our operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia Mobile Fixed-line CAPEX and CAPEX/revenue Mobile service revenue increased 3% YoY driven by strong mobile data revenue growth of 39% YoYMobile customers increased 5% YoY, mainly due to growth in KazakhstanEBITDA increased organically 5% YoYStrong EBITDA marginCAPEX: Increase mainly due to network capacity investments in Uzbekistan +19% YoY Revenue

© VimpelCom Ltd 2014

Financial Highlights

Andrew Davies
CFO

12

Financial Highlights Andrew Davies CFO
Financial performance 4Q13 USD million 4Q13 4Q12 Restated1 YoY Revenue 5,554 5,950 (7%) of which service revenue 5,292 5,605 (6%) EBITDA 2,372 2,446 (3%) EBITDA Margin 42.7% 41.1% 1.6pp D&A/Other (1,339) (1,351) (1%) Impairments (2,906) (386) n.m. EBIT (1,873) 709 n.m. Financial income / expenses (511) (484) 6% FOREX and Other (265) (67) n.m. Profit/(Loss) before tax (2,649) 158 n.m. Tax (372) (195) 91% Non-controlling interest 361 232 n.m. Net income/(loss)2 (2,660) 195 n.m. The FY12 Financial Statements have been restated for the Euroset fair value adjustment of USD 606 millionNet income/(loss) attributable to VimpelCom shareholders EBITDA decreased organically by 2% YoY, mainly due to: MTR cuts in ItalyVoIP deactivation in Bangladesh Revenue decreased organically by 6% YoY Non-cash impairments mainly related to Ukraine and Canada Due to an increase in tax contingencies, mainly on interest expenses Non-cash impairments of USD 2.9 billion Contingencies and losses from JV's and associates
Financial performance FY13 Effected by non-cash impairments, mainly of Ukraine and Canada Contingencies and losses from JV's and associates EBITDA organically stable, excluding one-off charges and MTR cuts The FY12 Financial Statements have been restated for the Euroset fair value adjustment of USD 606 millionNet income/(loss) attributable to VimpelCom shareholders USD million FY13 FY12 Restated1 YoY Revenue 22,548 23,061 (2%) of which service revenue 21,531 22,122 (3%) EBITDA 9,619 9,768 (2%) EBITDA Margin 42.7% 42.4% 0.3pp D&A/Other (4,955) (5,211) (5%) Impairments (2,973) (386) n.m EBIT 1,691 4,171 (59%) Financial income / expenses (2,059) (1,875) 10% FOREX and Other (311) (14) n.m. Profit/(Loss) before tax (679) 2,282 n.m. Tax (1,179) (906) 30% Non-controlling interest 434 163 n.m. Net income/(loss)2 (1,424) 1,539 n.m Declining amortization of intangible assets on customer relationships Revenue organically stable, excluding one-off charges and MTR cuts Effected by non-cash impairments
Effective tax rate analysis The FY12 Financial Statements have been restated for the Euroset fair value adjustment of USD 606 million USD million FY13 FY13 FY12 Restated1 FY12 Restated1 Income/(Loss) before tax (679) 2,282 Dutch statutory tax rate (170) 25% 571 25% WHT on undistributed earnings 227 97 Impairments 743 97 Tax contingencies 112 85 Prior year adjustments 44 (62) Non-deductible expenses & other 272 286 Differing tax rates (49) (167) Actual tax charge 1,179 (174%) 906 40% Withholding taxes on intercompany dividends from Russia and CIS Provision for uncertain position mainly related to interest expenses Change in tax recognition due to tax filing in 2013 2012 positively affected by favorable changes in tax laws and prior year adjustments in Russia, Pakistan and CIS Change in mix of profit/(loss) recorded in different countries Non-deductible impairments, mainly of Ukraine and Canada Increase in tax charge is due to non-cash itemsThe actual tax charge in FY13 is the result of the non-tax deductibility of impairments Normalized effective tax rate FY13: 35.6%

Net income FY13 impacted by non-cash impairments

USD million
1,539
(149)
151
(184)
(273)
79
386
1,549
(2,973)
(1,424)
Net income[1] 2012
EBITDA
Amortisation and depreciation
Interest
Income tax
Other
Impairments 2012
Net income[1] 2013 before impairments
Impairments 2013
Net loss[1] 2013

Non-cash impairments:

1. *Net income/(loss) attributable to VimpelCom shareholders*

© VimpelCom Ltd 2014

16

VimpelCom

Net income FY13 impacted by non-cash impairments (CHART) Non-cash impairments:Ukraine: related to macro-economic developments, increase in country risk premium and weakening operational performance Canada: fully impaired due to the challenges faced in the country, resulting in strategic decision to withdraw from 4G/LTE spectrum auction (2,973) Net income/(loss) attributable to VimpelCom shareholders 1 1 USD million 1
Cash flow The FY12 Financial Statements have been restated for the Euroset fair value adjustment of USD 606 millionOther operating changes include change in working capital, non-cash movements in CAPEX and provisionsReceipts from/(payments on) deposits, loans granted and Proceeds from/(repayments of) borrowings USD million FY13 FY12 Restated1 YoY EBITDA 9,619 9,768 (149) CAPEX (4.233) (4.120) (113) Operating cash flow 5,386 5,648 (262) Net Interest paid (2,047) (1,761) (286) Income tax paid (1,265) (1,231) (34) Other operating changes 2 322 715 (393) Net cash from financing activities 3 (334) (638) 305 Disposal of subsidiaries, net of cash disposed 83 (75) 158 Other investing activities 93 35 58 Other financing activities (12) (31) 19 Cash flow before distribution to shareholders 2,226 2,662 (436) Dividends paid to equity holders net of share capital issued (2,663) - (2,663) Net increase in cash and cash equivalents (437) 2,662 (3,099) Decline in EBITDA and accelerated investments for future growth Positive in 2013 however less favorable than in 2012 Interest rate swaps unwound in 2012 Repayments of Italian borrowings in 2012 Payment of interim and final dividends

Maturity profile and FY13 ratios

Group debt maturity schedule as at 31 December 2013

USD billion

9.3
6.1
1.8
2.6
2.4
0.9
0.6
1.0
1.5
1.2
Wind
GTH
VimpelCom/OJSC
2014
2015
2016
2017
2018
2019
2020
2021
2022
>2022

Debt composition by currency[1]

4Q13
2%
30%
18%
49%
USD
EUR
RUB
Other

Net Debt/ EBITDA	Gross Debt/ EBITDA	Average Cost of Debt	EBITDA / Financial income and expenses
2.3	2.9	8.3%	4.7

© VimpelCom Ltd 2014

1. *After effect of cross currency swaps*

VimpelCom

18

(CHART) Maturity profile and FY13 ratios Group debt maturity schedule as at 31 December 2013 Net Debt/ EBITDA Gross Debt/ EBITDA EBITDA / Financial income and expenses 4.7 Average Cost of Debt 8.3% 2.9 2.3 (CHART) Debt composition by currency1 USD EUR RUB Other 4Q13 1. After effect of cross currency swaps USD billion
USD billion FY13 figures FOREX sensitivities1 FOREX sensitivities1 FOREX sensitivities1 USD billion FY13 figures RUB vs. USD +/-10% EUR vs. USD +/-10% UAH vs. USD +/-10% Revenue 22.5 Average FOREX 4% 3% 1% EBITDA 9.6 Average FOREX 4% 2% 1% Gross Debt 27.5 Year-end FOREX 2% 5% n.a. Net Debt 22.6 Year-end FOREX 2% 6% n.a. Sensitivity to FOREX movements 1. RUB vs USD +10% = 10% appreciation of the RUB compared to USD including existing FOREX hedges Manageable impact on the Group coming from potential FOREX movements

Conclusion

Jo Lunder
CEO

© VimpelCom Ltd 2014

20

Conclusion Jo Lunder CEO

Stable underlying results in 2013

- Results impacted by competitive pressure, market slowdown, unstable macro environments, regulatory and governmental measures
- Continued strong mobile data revenue growth
- Ongoing transformation process in Russia
- Continued outperformance in a highly competitive Italian market
- High EBITDA margin and solid cash flow generation
- Investments for future growth

© VimpelCom Ltd 2014

21

VimpelCom

Stable underlying results in 2013 Results impacted by competitive pressure, market slowdown, unstable macro environments, regulatory and governmental measuresContinued strong mobile data revenue growthOngoing transformation process in RussiaContinued outperformance in a highly competitive Italian marketHigh EBITDA margin and solid cash flow generationInvestments for future growth
Q&A

Further information

Investor Relations

Claude Debussylaan 88
1082 MD Amsterdam
The Netherlands

Visit our new website
www.vimpelcom.com

webaward 2013

GOLD
STEVIE® WINNER

INTERACTIVE MEDIA AWARDS
WINNER
2013
BEST IN CLASS

Install VimpelCom
iPad App

VimpelCom

© VimpelCom Ltd 2014

23

Further information Investor Relations Claude Debussylaan 88 1082 MD Amsterdam The NetherlandsT: +31 20 79 77 234 E: ir@vimpelcom.com Install VimpelCom iPad App Visit our new websitewww.vimpelcom.com
Thank you!
Appendices

Debt and cash

27,566
(5,081)
22,485
(2,396)
(406)
1,342
5
388
404
774
7
22,603
4,850
27,453
Opening gross debt 4Q13
Opening cash and deposits, fair value adjustment
Opening net debt
Operating cash flow
Change in working capital
Cash CAPEX
Net FX effect (Cash + Debt)
Net interest
Cash tax
Dividends paid
Other
Closing net debt
Closing cash and deposits
Closing gross debt 4Q13

Net cash flow from operating activities
(USD billion)

2.3
1.3
1.4
1.7
2.0
7.3
6.4
4Q12
1Q13
2Q13
3Q13
4Q13
FY12
FY13

During 4Q13:

- EUR 300 million (USD 412 million) for Wind
- RUB 15 billion (USD 458 million) for Russia
- EUR 205 million (USD 281 million) and USD 225 million for VIP HQ

© VimpelCom Ltd 2014

26

VimpelCom

Net cash flow from operating activities (USD billion) Debt and cash (CHART) During 4Q13:Repayment of USD Bond by Pakistan Mobile Communications Ltd for USD 0.1 billionRepayment of Sberbank loans by OJSC VimpelCom for RUB 2.6 billion (USD 0.1 billion)Draw down under CDB vendor financing facility by VimpelCom Amsterdam B.V. for USD 0.1 billionAvailable headroom under committed revolving credit facilities as at the end of December 2013:EUR 300 million (USD 412 million) for WindRUB 15 billion (USD 458 million) for RussiaEUR 205 million (USD 281 million) and USD 225 million for VIP HQ Consolidated cash and net debt development Actual 4Q13 (USD million) (CHART)

4Q13					FY13			
Revenue YoY		EBITDA YoY			Revenue YoY		EBITDA YoY	
Organic	Reported	Organic	Reported		Organic	Reported	Organic	Reported
(4%)	(8%)	(6%)	(10%)	Russia	2%	(1%)	1%	(2%)
(10%)	(5%)	(3%)	1%	Italy	(8%)	(5%)	(6%)	(3%)
(5%)	(8%)	(3%)	(5%)	Africa & Asia	(3%)	(6%)	(1%)	(4%)
(9%)	(9%)	(18%)	(18%)	Ukraine	(4%)	(4%)	(9%)	(9%)
5%	3%	5%	4%	CIS	12%	11%	18%	17%
(6%)	**(7%)**	**(2%)**	**(3%)**	**Consolidated**	**(2%)**	**(2%)**	**(1%)**	**(2%S)**

39%
30%
15%
7%
9%

37%
28%
17%
8%
10%

40%
29%
15%
7%
9%

40%
27%
16%
8%
9%

© VimpelCom Ltd 2014

VimpelCom

27

Russia Italy Africa & Asia Ukraine CIS Consolidated Revenue YoY Revenue YoY EBITDA YoY EBITDA YoY Organic Reported Organic Reported (4%) (8%) (6%) (10%) (10%) (5%) (3%) 1% (5%) (8%) (3%) (5%) (9%) (9%) (18%) (18%) 5% 3% 5% 4% (6%) (7%) (2%) (3%) (CHART) (CHART) Revenue and EBITDA development in 4Q13 and FY13 Revenue YoY Revenue YoY EBITDA YoY EBITDA YoY Organic Reported Organic Reported 2% (1%) 1% (2%) (8%) (5%) (6%) (3%) (3%) (6%) (1%) (4%) (4%) (4%) (9%) (9%) 12% 11% 18% 17% (2%) (2%) (1%) (2%S) 4Q13 FY13 (CHART) (CHART)
Currency FX rates versus USD Algeria DZD 81 Armenia AMD 420 Bangladesh BDT 80 Canada CAD 1.05 Egypt EGP 8.0 Georgia GEL 1.7 Italy EUR 0.80 Kazakhstan KZT 155 Kyrgyzstan KGS 47 Laos LAK 8,000 Pakistan PKR 110 Russia RUB 32 United Kingdom GBP 0.64 Ukraine UAH 9.5 Zimbabwe ZWD 325 FOREX rates used in annual targets 2014
Source: National Banks of the respective countries, Company calculations FOREX development RATES OF FUNCTIONAL CURRENCY TO USD
Reconciliation of EBITDA The FY12 Financial Statements have been restated for the Euroset fair value adjustment of USD 606 million
Reconciliation of consolidated net debt

VimpelCom Ltd.

Index sheet

Consolidated VIP Ltd.

Consolidated

BU Russia

Russia

BU Europe and North America

Italy

BU Africa and Asia

Algeria

Pakistan

Bangladesh

Sub Saharan Africa

SEA

BU Ukraine

Ukraine

BU CIS

Kazakhstan

Uzbekistan

Armenia

Tajikistan

Georgia

Kyrgyzstan

Average and closing rates of functional currencies to USD

		Average rates			Closing rates
		4Q13	4Q12	YoY	FY13	FY12	YoY
Russian Ruble	RUB	32.53	31.08	(4.5%)	32.73	30.37	(7.2%)
Euro	EUR	0.73	0.77	4.8%	0.73	0.76	4.2%
Algerian Dinar	DZD	80.18	79.40	(1.0%)	78.38	78.94	0.7%
Pakistan Rupee	PKR	106.93	96.25	(10.0%)	105.33	97.14	(7.8%)
Bangladeshi Taka	BDT	77.67	81.08	4.4%	77.67	79.78	2.7%
Ukrainian Hryvnia	UAH	7.99	7.99	—	7.99	7.99	—
Kazakh Tenge	KZT	153.80	150.45	(2.2%)	153.61	150.74	(1.9%)
Armenian Dram	AMD	405.56	406.47	0.2%	405.64	403.58	(0.5%)
Kyrgyz Som	KGZ	48.89	47.25	(3.4%)	49.25	47.40	(3.8%)

VimpelCom Ltd.

index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	5,619	5,745	5,747	5,950	5,591	5,718	5,685	5,554	23,061	22,548
Service revenue	5,436	5,534	5,547	5,605	5,313	5,449	5,477	5,292	22,122	21,531
EBITDA	2,311	2,481	2,530	2,446	2,348	2,425	2,474	2,372	9,768	9,619
EBITDA margin	41.1%	43.2%	44.0%	41.1%	42.0%	42.4%	43.5%	42.7%	42.4%	42.7%
EBIT	1,015	1,192	1,255	709	1,107	1,224	1,233	(1,873)	4,171	1,691
Profit/(Loss) before tax*	593	729	802	158	543	762	665	(2,649)	2,282	(679)
Net income/(loss)*	318	488	538	195	408	573	255	(2,660)	1,539	(1,424)
Capital expenditures (CAPEX)	632	1,028	829	1,631	755	791	1,040	1,807	4,120	4,393
CAPEX / revenue	11%	18%	14%	27%	14%	14%	18%	33%	18%	19%
Mobile customers*** (millions)	207	206	210	211	212	215	219	220	211	220
Operating cash flow (EBITDA-CAPEX)**	1,679	1,453	1,701	815	1,753	1,634	1,434	566	5,648	5,387

*	The FY12 Financial Statements have been restated for the Euroset fair value adjustment of USD 606 million
**	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone
***	The customer numbers for 2012 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria, due to the reported technical issue, and Ukraine where the definition of customers has been aligned to the group definition

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	2,225	2,267	2,326	2,371	2,304	2,334	2,298	2,173	9,189	9,109
EBITDA	918	977	1,005	978	963	997	980	876	3,879	3,815
EBITDA margin	41.3%	43.1%	43.2%	41.2%	41.8%	42.7%	42.6%	40.3%	42.2%	41.9%
SG&A	637	600	596	629	603	588	601	652	2,462	2,444
including Sales & Marketing Expenses	181	180	182	191	150	174	184	186	734	694
Capital expenditures	204	294	321	811	220	355	395	852	1,631	1822
Operating cash flow (EBITDA-CAPEX)	714	683	684	166	743	642	585	25	2,248	1,995

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	1,845	1,870	1,932	1,983	1,911	1,937	1,902	1,786	7,630	7,536
Service revenue	1,768	1,805	1,853	1,852	1,776	1,833	1,854	1,730	7,278	7,193
Data Revenue	183	180	194	226	236	242	246	270	783	994
Customers (’000)	55,622	55,739	56,181	56,110	55,666	57,098	58,103	56,512	56,110	56,512
ARPU (USD)	10.5	10.8	11.0	11.0	10.6	10.8	10.6	10.1	n.a.	n.a.
Broadband customers using USB modems (’000)	2,579	2,472	2,507	2,654	2,717	2,726	3,012	3,135	2,654	3,135
Broadband ARPU (USD)	7.8	7.1	7.0	8.0	7.7	7.4	7.3	7.1	n.a.	n.a.
MOU, min	254	279	282	290	277	294	290	293	n.a.	n.a.
Churn 3 months active base (quarterly), %	17%	15%	15%	16%	15%	14%	15%	18%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	380	398	394	388	393	397	395	387	1,560	1,572
Broadband revenue	93	93	90	101	105	100	95	97	378	397
Broadband customers (’000)	2,224	2,255	2,294	2,378	2,378	2,349	2,302	2,300	2,378	2,300
Broadband ARPU, USD	13.9	13.8	13.2	14.3	14.5	14.0	13.5	13.9	n.a.	n.a.
FTTB revenue	91	91	88	99	101	98	92	94	369	385
FTTB customers (’000)	2,148	2,196	2,235	2,317	2,318	2,289	2,260	2,261	2,317	2,261
FTTB ARPU, USD	14.3	13.8	13.2	14.4	14.6	14.1	13.5	13.9	n.a.	n.a.

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	67,022	70,258	74,458	73,637	70,080	73,816	75,354	70,660	285,375	289,910
EBITDA	27,658	30,266	32,180	30,378	29,292	31,519	32,131	28,479	120,478	121,422
EBITDA margin	41.3%	43.1%	43.2%	41.3%	41.8%	42.7%	42.6%	40.3%	42.2%	41.9%
SG&A	19,195	18,580	19,071	19,560	18,353	18,572	19,721	21,222	76,406	77,868
including Sales & Marketing Expenses	5,433	5,584	5,825	5,949	4,572	5,488	6,047	6,048	22,791	22,155
Capital expenditures	6,140	9,195	10,288	25,076	6,711	11,264	12,946	27,871	50,699	58,792
Operating cash flow (EBITDA-CAPEX)	21,518	21,071	21,892	5,302	22,582	20,255	19,185	609	69,779	62,630

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	55,576	57,925	61,842	61,579	58,117	61,254	62,395	58,087	236,922	239,853
Service revenue	53,238	55,923	59,311	57,516	54,003	57,959	60,804	56,253	225,988	229,020
Data Revenue	5,510	5,574	6,210	7,036	7,194	7,649	8,054	8,792	24,330	31,689
Customers (’000)	55,622	55,739	56,181	56,110	55,666	57,098	58,103	56,512	56,110	56,512
ARPU (RUB)	314	336	352	343	321	341	349	327	n.a.	n.a.
Broadband customers using USB modems (’000)	2,579	2,472	2,507	2,654	2,717	2,726	3,012	3,135	2,654	3,135
Broadband ARPU (RUB)	235	220	224	248	234	234	239	231	n.a.	n.a.
MOU, min	254	279	282	290	277	294	290	293	n.a.	n.a.
Churn 3 months active base (quarterly), %	17%	15%	15%	16%	15%	14%	15%	18%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	11,445	12,333	12,617	12,058	11,963	12,561	12,960	12,574	48,453	50,058
Broadband revenue	2,795	2,885	2,891	3,148	3,187	3,173	3,119	3,152	11,719	12,631
Broadband customers (’000)	2,224	2,255	2,294	2,378	2,378	2,349	2,302	2,300	2,378	2,300
Broadband ARPU, RUB	426	427	421	445	440	443	443	451	n.a.	n.a.
FTTB revenue	2,724	2,817	2,823	3,082	3,086	3,084	3,024	3,056	11,447	12,250
FTTB customers (’000)	2,148	2,196	2,235	2,317	2,318	2,289	2,260	2,261	2,317	2,261
FTTB ARPU, RUB	431	427	422	447	443	446	443	450	n.a.	n.a.

Italy

index page

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	1,346	1,383	1,329	1,369	1,229	1,266	1,250	1,237	5,427	4,983
EBITDA	487	524	537	514	461	475	507	500	2,062	1,943
EBITDA margin	36.2%	37.9%	40.4%	37.5%	37.5%	37.5%	40.6%	40.4%	38.0%	39.0%
Capital expenditures*	193	243	222	342	298	183	153	291	1,000	925
Operating cash flow (EBITDA-CAPEX)**	294	281	315	172	299	292	300	210	1,062	1,101

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	983	1,015	959	1,001	888	927	926	907	3,958	3,648
Service revenue	983	954	899	890	815	828	839	800	3,677	3,282
Data Revenue	82	85	93	101	106	116	134	131	361	488
Customers (’000)	21,132	21,225	21,455	21,650	22,013	22,312	22,394	22,292	21,650	22,292
Broadband subscriptions using USB modems (’000)	4,525	4,444	4,734	5,541	6,277	7,151	7,760	8,296	5,541	8,296
Broadband ARPU, €
ARPU, €	14.7	15.0	14.0	13.7	12.4	12.4	12.5	11.9	n.a.	n.a.
of which :
ARPU voice, €	10.9	11.2	10.0	9.6	8.3	8.2	7.8	7.5	n.a.	n.a.
ARPU data, €	3.8	3.8	4.0	4.1	4.1	4.2	4.7	4.4	n.a.	n.a.
MOU, min	205	209	202	212	216	233	240	256	n.a.	n.a.
Total traffic, mln. min.	12,954	13,240	12,919	13,690	14,166	15,512	16,093	17,142	n.a.	n.a.
Churn, annualised rate (%)	31.7%	33.6%	36.5%	39.1%	35.5%	37.5%	39.7%	33.5%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	363	368	370	369	341	339	325	330	1,470	1,335
Total voice customers (’000)	3,182	3,189	3,138	3,110	3,096	3,040	3,002	2,963	3,110	2,963
of which :
Total DIRECT voice customers (’000)	2,446	2,509	2,477	2,466	2,473	2,450	2,432	2,415	2,466	2,415
Total INDIRECT voice customers (’000)	736	680	660	645	623	591	570	548	645	548
Total fixed-line ARPU, €	32.3	31.2	30.7	30.7	31.3	31.2	30.0	30.3	n.a.	n.a.
Total Traffic, mln. min.	4,960	4,674	3,807	4,637	4,449	4,036	3,209	3,888	n.a.	n.a.

Total Internet customers (’000)	2,282	2,296	2,266	2,253	2,264	2,238	2,213	2,210	2,253	2,210
of which :
Broadband (’000)	2,211	2,236	2,216	2,210	2,228	2,211	2,191	2,191	2,210	2,191
Broadband ARPU, €	18.9	18.5	18.7	19.1	20.2	20.2	20.4	20.5	n.a.	n.a.
Dual-play customers (’000)	1,809	1,862	1,854	1,848	1,871	1,863	1,853	1,866	1,848	1,866

*	Excluding impact of FOC CAPEX and including LTE
**	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone

Algeria

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	457	471	447	466	434	464	450	448	1,841	1,796
Service revenue	457	471	447	466	432	463	449	447	1,841	1,790
EBITDA	274	284	262	274	256	279	258	261	1,094	1,054
EBITDA margin	60.0%	60.3%	58.6%	58.9%	59.1%	60.1%	57.2%	58.3%	59.4%	58.7%
Capital expenditures	10	10	6	30	9	17	7	89	57	122
Data Revenue	1.4	1.3	1.7	1.4	1.8	2.0	2.5	2.1	5.8	8.4
Customers (’000)*	17,135	17,007	16,750	16,712	16,604	16,828	17,038	17,574	16,712	17,574
ARPU (USD)	8.9	9.2	8.8	9.2	8.6	9.2	8.4	8.6	n.a.	n.a.
MOU, min	277	277	271	270	263	278	216	211	n.a.	n.a.
Churn 3 months active base (quarterly), %	6.3%	7.0%	8.3%	7.9%	7.6%	6.9%	13.7%	6.1%	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX)	264	274	256	244	248	262	251	172	1,038	933

(in DZD billions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	34	36	36	37	34	37	36	36	143	143
Service revenue	34	36	36	37	34	37	36	36	143	143
EBITDA	19	22	21	22	20	22	21	21	85	84
EBITDA margin	59.4%	60.3%	58.6%	58.9%	59.2%	60.1%	57.2%	58.3%	59.4%	58.7%
Data Revenue	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.2	0.5	0.7
Customers (’000)	17,135	17,007	16,750	16,712	16,604	16,828	17,038	17,574	16,712	17,574
ARPU (DZD)	690	694	710	733	677	727	680	689	n.a.	n.a.
MOU, min	277	277	271	270	263	278	216	211	n.a.	n.a.
Churn 3 months active base (quarterly), %	6.3%	7.0%	8.3%	7.9%	7.6%	6.9%	13.7%	6.1%	n.a.	n.a.

*	Subscriber base has been adjusted by 1.4 million customers in 2Q13 because of a technical issue.

This event does not impact historical reported revenue or EBITDA, but positively affects MOU and ARPU.

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	286	295	269	282	278	289	259	240	1,133	1,066
Service revenue	282	293	267	281	268	280	250	231	1,123	1,029
EBITDA	121	130	116	121	117	125	111	89	488	442
EBITDA margin	42.3%	44.1%	43.0%	43.0%	42.3%	42.0%	43.0%	37.2%	43.1%	41.5%
Capital expenditures	24	31	29	89	9	39	52	90	173	190
Data Revenue	5.8	6.2	6.1	6.4	6.8	7.8	8.7	8.6	24.5	31.9
Customers (’000)	35,788	35,953	36,074	36,141	36,316	37,122	37,365	37,638	36,141	37,638
ARPU (USD)	2.6	2.7	2.4	2.5	2.5	2.5	2.2	2.0	n.a.	n.a.
MOU, min	215	214	212	215	228	233	222	222	n.a.	n.a.
Churn 3 months active base (quarterly), %	5.8%	7.1%	7.1%	5.2%	3.9%	5.3%	6.5%	7.3%	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX)	97	99	87	32	108	86	59	(1)	316	252

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	26	27	26	27	27	29	27	26	106	108
Service revenue	26	27	25	27	26	28	26	25	105	104
EBITDA	11	12	11	12	12	12	12	10	46	45
EBITDA margin	42.2%	44.1%	43.0%	43.0%	42.3%	42.0%	43.1%	37.2%	43.1%	41.5%
Data Revenue	0.5	0.6	0.6	0.6	0.7	0.8	0.9	0.9	2.3	3.3
Customers (’000)	35,788	35,953	36,074	36,141	36,316	37,122	37,365	37,638	36,141	37,638
ARPU (PKR)	239	246	231	243	244	249	229	219	n.a.	n.a.
MOU, min	215	214	212	215	228	233	222	222	n.a.	n.a.
Churn 3 months active base (quarterly), %	5.8%	7.1%	7.1%	5.2%	3.9%	5.3%	6.5%	7.3%	n.a.	n.a.

Bangladesh

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	130	142	144	138	118	129	129	128	555	504
Service revenue	130	142	144	138	118	129	129	122	554	498
EBITDA	44	54	42	52	49	48	47	43	192	187
EBITDA margin	33.8%	38.0%	29.3%	37.3%	41.4%	36.8%	36.3%	33.7%	34.7%	37.1%
Capital expenditures	29	35	20	43	12	13	127	131	126	282
Data Revenue	1.0	1.5	2.2	2.1	2.5	2.8	3.8	4.0	6.8	13.1
Customers (’000)	24,742	25,491	26,776	25,883	25,921	27,076	28,101	28,838	25,883	28,838
ARPU (USD)	1.8	1.9	1.8	1.7	1.5	1.6	1.5	1.4	n.a.	n.a.
MOU, min	217	231	225	191	175	198	189	110	n.a.	n.a.
Churn 3 months active base (quarterly), %	6.1%	5.1%	6.6%	7.4%	6.6%	3.9%	5.1%	6.9%	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX)	15	20	23	8	37	36	(80)	(88)	66	(95)

(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	11	12	12	11	9	10	10	10	45	39
Service revenue	11	12	12	11	9	10	10	10	45	39
EBITDA	4	4.5	3	4	4	4	4	3	16	15
EBITDA margin	34.0%	38.0%	29.3%	37.4%	41.3%	36.8%	36.3%	33.7%	34.7%	37.1%
Data Revenue	0.08	0.12	0.18	0.17	0.20	0.22	0.29	0.31	0.55	1.02
Customers (’000)	24,742	25,491	26,776	25,883	25,921	27,076	28,101	28,838	25,883	28,838
ARPU (BDT)	145	151	149	138	119	126	121	110	n.a.	n.a.
MOU, min	217	231	225	191	175	198	189	183	n.a.	n.a.
Churn 3 months active base (quarterly), %	6.1%	5.1%	6.6%	7.4%	6.6%	3.9%	5.1%	6.9%	n.a.	n.a.

Ukraine

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	385	406	452	433	396	401	420	394	1,676	1,611
EBITDA	197	204	231	227	194	192	208	186	859	781
EBITDA margin	51.1%	50.2%	51.2%	52.5%	49.0%	48.0%	49.6%	47.2%	51.3%	48.5%
SG&A	119	124	125	122	127	129	127	134	490	516
including Sales & Marketing Expenses	15	18	22	21	24	24	25	21	75	94
Capital expenditures	45	58	54	75	42	48	66	56	231	211
Operating cash flow (EBITDA-CAPEX)	152	146	178	152	152	144	143	130	628	569

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Net operating revenue	356	375	419	401	362	367	384	359	1,551	1,472
Service revenue	354	371	404	393	355	360	376	357	1,521	1,449
Data Revenue	24.4	24.6	26.4	26.6	26.4	27.0	29.3	29.9	102.0	112.6
Customers (’000)*	23,821	24,122	24,532	25,056	26,323	25,622	25,905	25,756	25,056	25,756
ARPU, USD	5.0	5.1	5.4	5.2	4.6	4.6	4.8	4.6	n.a.	n.a.
MOU, min	509	515	514	512	484	486	497	504	n.a.	n.a.
Churn 3 months active base (quarterly), %	6.1%	7.9%	7.7%	8.0%	6.9%	11.4%	8.0%	8.4%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Net operating revenue	29	31	33	31	33	33	36	35	125	138
Broadband revenue	7	8	9	10	12	13	13	13	34	51
Broadband customers (’000)	461	501	551	613	663	693	723	762	613	762
Broadband ARPU, USD	5.6	5.7	5.5	5.9	6.3	6.2	6.1	6.0	n.a.	n.a.

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	3,079	3,247	3,613	3,453	3,162	3,201	3,359	3,149	13,392	12,871
EBITDA	1,574	1,630	1,849	1,814	1,550	1,536	1,666	1,487	6,867	6,239
EBITDA margin	51.1%	50.2%	51.2%	52.5%	49.0%	48.0%	49.6%	47.2%	51.3%	48.5%
SG&A	952	987	997	975	1,013	1,028	1,013	1,068	3,911	4,124
including Sales & Marketing Expenses	120	142	172	169	189	191	199	171	602	751
Capital expenditures	356	462	428	602	336	383	525	447	1,848	1,690
Operating cash flow (EBITDA-CAPEX)	1,218	1,168	1,421	1,212	1,215	1,153	1,141	1,040	5,019	4,549

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Net operating revenue	2,844	2,999	3,346	3,207	2,897	2,936	3,069	2,866	12,397	11,768
Service revenue	2,825	2,963	3,226	3,139	2,836	2,879	3,008	2,856	12,152	11,579
Data Revenue	195.2	196.9	211.2	212.9	210.7	216.0	234.0	239.0	816.2	899.7
Customers (’000)*	23,821	24,122	24,532	25,056	26,323	25,622	25,905	25,756	25,056	25,756
ARPU, UAH	39.5	40.5	43.4	41.7	36.5	36.5	38.2	36.5	n.a.	n.a.
MOU, min	509	515	514	512	484	486	497	504	n.a.	n.a.
Churn 3 months active base (quarterly), %	6.1%	7.9%	7.7%	8.0%	6.9%	11.4%	8.0%	8.4%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Net operating revenue	235	247	267	247	265	265	290	283	996	1,102
Broadband revenue	58	65	69	82	96	101	104	107	275	408
Broadband customers (’000)	461	501	551	613	663	693	723	762	613	762
Broadband ARPU, UAH	45.2	45.2	43.8	47.2	50.0	49.7	48.8	48.1	n.a.	n.a.

*	The 2012 customer base has been adjusted for the alignment of the active customer base definition

Kazakhstan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	191	208	218	213	190	207	223	219	829	840
EBITDA	86	98	113	99	89	99	98	105	394	391
EBITDA margin	45.0%	47.0%	51.6%	46.2%	46.7%	47.9%	43.9%	47.7%	47.6%	46.5%
SG&A	49	52	46	56	52	53	63	56	203	224
including Sales & Marketing Expenses	12	14	19	16	11	13	11	13	61	49
Capital expenditures	13	45	52	57	25	37	39	58	167	159
Operating cash flow (EBITDA-CAPEX)	73	53	61	41	64	62	59	47	228	232

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	179	194	204	198	174	188	202	198	775	761
Service revenue	179	194	204	198	173	188	202	198	774	761
Data Revenue	15.8	14.0	16.4	20.6	21.5	21.3	22.6	25.7	66.8	91.1
Customers (’000)	8,364	8,497	8,596	8,589	8,512	8,796	9,040	9,158	8,589	9,158
Broadband customers using USB modems (’000) *	4,582	4,438	4,570	4,692	4,801	4,906	5,133	5,177	4,692	5,177
ARPU, USD	7	8	8	8	7	7	7	7	n.a.	n.a.
MOU, min	180	211	222	237	254	300	311	301	n.a.	n.a.
Churn 3 months active base (quarterly), %	14.2%	12.9%	14.2%	14.5%	13.2%	10.8%	12.0%	12.9%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	12	14	14	15	17	19	21	21	54	78
Broadband revenue	4	5	5	7	9	9	8	9	20	35
Broadband customers (’000)	89	99	108	151	166	171	171	184	151	184
Broadband ARPU, USD	16	16	16	17	18	17	17	18	n.a.	n.a.

(in KZT millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	28,237	30,746	32,626	32,055	28,650	31,300	34,068	33,730	123,665	127,748
EBITDA	12,706	14,456	16,828	14,822	13,373	14,991	14,966	16,105	58,814	59,435
EBITDA margin	45.0%	47.0%	51.6%	46.2%	46.7%	47.9%	43.9%	47.7%	47.6%	46.5%
SG&A	7,289	7,705	6,899	8,439	7,878	8,025	9,685	8,606	30,332	34,194
including Sales & Marketing Expenses	1,837	2,134	2,799	2,377	1,657	2,010	1,713	2,054	9,146	7,434
Capital expenditures	1,826	6,617	7,724	8,639	3,698	5,626	6,017	8,900	24,806	24,241
Operating cash flow (EBITDA-CAPEX)	10,880	7,839	9,104	6,183	9,676	9,364	8,949	7,499	34,008	35,488

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	26,459	28,748	30,566	29,770	26,149	28,383	30,911	30,513	105,837	114,342
Service revenue	26,453	28,733	30,488	29,763	26,129	28,343	30,882	30,482	115,438	115,835
Data Revenue	2,348	2,079	2,448	3,100	3,232	3,219	3,463	3,956	9,975	13,870
Customers (’000)	8,364	8,497	8,596	8,589	8,512	8,796	9,040	9,158	8,589	9,158
Broadband customers using USB modems (’000) *	4,582	4,438	4,570	4,692	4,801	4,906	5,133	5,177	4,692	5,177
ARPU, KZT	1,049	1,137	1,187	1,156	1,012	1,101	1,141	1,110	n.a.	n.a.
MOU, min	180	211	222	237	254	300	311	301	n.a.	n.a.
Churn 3 months active base (quarterly), %	14.2%	12.9%	14.2%	14.5%	13.2%	10.8%	12.0%	12.9%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	1,778	2,000	2,065	2,286	2,500	2,917	3,208	3,217	8,130	11,843
Broadband revenue	533	667	733	1,008	1,280	1,315	1,289	1,439	2,941	5,323
Broadband customers (’000)	89	99	108	151	166	171	171	184	151	184
Broadband ARPU	2,296	2,341	2,395	2,617	2,651	2,600	2,597	2,707	n.a.	n.a.

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSPA+ technologies.

Uzbekistan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	79	89	137	158	157	167	176	176	463	676
EBITDA	35	45	77	95	102	108	116	112	253	438
EBITDA margin	44.6%	50.6%	56.2%	60.3%	65.2%	64.7%	66.0%	63.8%	54.6%	64.9%
SG&A	27	28	38	44	37	41	40	45	136	163
including Sales & Marketing Expenses	4	4	11	6	6	8	6	8	26	28
Capital expenditures	38	36	20	43	59	35	65	68	137	227
Operating cash flow (EBITDA-CAPEX)	(3)	9	57	53	44	73	51	45	116	211

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	77	87	135	156	155	165	174	174	455	668
Service revenue	75	86	134	155	154	164	174	173	451	666
Data Revenue	8.1	8.5	13.5	16.9	20.2	21.5	25.7	27.3	47.1	94.8
Customers (’000)	7,344	7,031	9,229	10,194	10,303	10,202	10,328	10,518	10,194	10,518
Broadband customers using USB modems (’000) *	2,907	2,911	4,195	4,813	5,047	5,044	5,292	5,446	4,813	5,446
ARPU, USD	3.5	4.1	5.3	5.3	5.0	5.3	5.6	5.0	n.a.	n.a.
MOU, min	376	433	543	516	425	472	504	493	n.a.	n.a.
Churn 3 months active base (quarterly), %	6.1%	23.4%	15.5%	10.9%	12.7%	14.5%	13.9%	12.6%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	2	2	2	2	2	2	2	2	8	8
Broadband revenue	0.8	0.8	0.7	0.7	0.7	0.7	0.7	0.7	3.0	2.8
Broadband customers (’000)	19	19	21	22	18	19	19	11	22	11
Broadband ARPU, USD	15.2	13.6	11.0	11.3	13.3	12.8	12.3	13.0	n.a.	n.a.

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSPA+ technologies.

Armenia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	39	40	40	39	35	35	37	38	158	145
EBITDA	15	15	18	15	14	14	16	16	63	58
EBITDA margin	38.0%	37.5%	43.5%	39.5%	39.1%	40.7%	42.4%	38.7%	39.8%	40.3%
SG&A	13	13	12	13	12	12	12	12	52	48
including Sales & Marketing Expenses	2	2	2	2	1	1	1	1	6	5
Capital expenditures	3	4	4	3	1	2	4	4	15	13
Operating cash flow (EBITDA-CAPEX)	12	11	13	12	12	12	12	12	48	46

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	17	18	19	18	15	15	17	17	71	64
Service revenue	15	16	17	16	14	15	17	17	63	62
Data Revenue	1.02	0.94	1.08	1.22	1.29	1.24	1.29	1.29	4.26	5.18
Customers (’000)	753	771	803	800	756	690	690	690	800	694
Broadband customers using USB modems (’000) *	323	334	358	356	336	315	314	314	356	328
ARPU, USD	6.5	6.8	7.3	6.6	6.0	6.7	6.9	6.9	n.a.	n.a.
MOU, min	252	279	271	273	295	353	377	377	n.a.	n.a.
Churn 3 months active base (quarterly), %	21.9%	20.2%	19.7%	22.2%	20.4%	17.9%	13.5%	13.5%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	Q4 2013	FY12	FY13
Total operating revenue	22	22	21	21	20	20	20	20	87	81
Broadband revenue	5.7	5.7	5.5	5.7	5.6	5.4	5.4	5.4	22.7	21.8
Broadband customers (‘000)	136	138	149	154	159	161	159	159	154	160
Broadband ARPU, USD	14.9	13.8	12.9	12.6	11.9	11.3	11.2	11.2	n.a.	n.a.

(in AMD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	15,104	16,021	16,611	15,706	14,179	14,485	15,237	15,378	63,441	59,278
EBITDA	5,766	6,065	7,225	6,202	5,551	5,901	6,468	5,944	25,257	23,863
EBITDA margin	38.2%	37.9%	43.5%	39.5%	39.1%	40.7%	42.4%	38.7%	39.8%	40.3%
SG&A	5,164	5,340	4,934	5,371	4,985	4,856	4,714	4,877	20,809	19,432
including Sales & Marketing Expenses	660	642	617	692	572	457	475	494	2,611	1,998
Capital expenditures	1,275	1,762	1,730	1,333	525	776	1,576	2,282	6,100	5,159
Operating cash flow (EBITDA-CAPEX)	4,491	4,303	5,495	4,869	5,025	5,125	4,892	3,662	19,157	18,704

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	6,523	7,067	7,894	7,121	5,966	6,267	7,214	6,812	28,605	26,258
Service revenue	5,727	6,233	7,105	6,437	5,739	6,189	7,086	6,573	25,502	25,587
Data Revenue	396	379	443	497	527	514	528	553	1,715	2,122
Customers (’000)	753	771	803	800	756	690	690	694	800	694
Broadband customers using USB modems (’000) *	323	334	358	356	336	315	314	328	356	328
ARPU, AMD	2508.0	2741.0	2994.0	2678.0	2446.2	2781.0	3292.1	3093.4	n.m.	n.m.
MOU, min	252	279	271	273	295	353	377	388	n.m.	n.m.
Churn 3 months active base (quarterly), %	21.9%	20.2%	19.7%	22.2%	20.4%	17.9%	13.5%	12.4%	n.m.	n.m.

FIXED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	8,581	8,954	8,717	8,585	8,172	8,218	8,022	8,566	34,856	32,979
Broadband revenue	2,213	2,289	2,261	2,319	2,288	2,241	2,224	2,189	9,126	8,941
Broadband customers (’000)	136	138	149	154	159	161	159	160	154	160
Broadband ARPU	5,785	5,541	5,304	5,127	4,863	4,690	4,612	4,461

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSPA+ technologies.

Tajikistan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	21	26	31	29	29	38	44	37	107	148
EBITDA	9	13	16	13	12	20	24	18	51	74
EBITDA margin	42.0%	49.6%	52.2%	45.9%	42.5%	52.0%	53.8%	49.4%	47.9%	50.0%
SG&A	7	7	9	9	10	11	13	12	32	47
including Sales & Marketing Expenses	2	1	1	1	0	1	1	1	5	3
Capital expenditures	3	7	5	6	4	5	3	5	20	17
Operating cash flow (EBITDA-CAPEX)	6	6	12	8	9	15	21	13	31	57

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	21	25	29	28	28	37	43	36	103	145
Service revenue	20	25	28	28	29	37	43	36	102	145
Data Revenue	0.56	0.62	0.66	0.70	0.78	0.69	0.86	1.01	2.54	3.34
Customers (’000)	1,008	957	947	1,132	1,161	1,206	1,225	1,284	1,132	1,284
Broadband customers using USB modems (’000) *	392	356	351	422	457	438	474	510	422	510
ARPU, USD	6.7	8.5	10.1	8.9	8.2	10.4	11.7	9.6	n.a.	n.a.
MOU, min	219	246	242	256	235	263	277	307	n.a.	n.a.
Churn 3 months active base (quarterly), %	13.6%	22.9%	19.3%	17.1%	20.4%	19.8%	20.7%	17.4%	n.a.	n.a.

FIXED-LINE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	1.0	1.4	1.7	1.2	0.7	0.9	1.0	0.1	4.3	2.7

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Georgia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	16	18	23	21	20	22	24	22	78	88
EBITDA	4	5	7	6	6	7	8	6	21	27
EBITDA margin	22.4%	27.3%	29.8%	28.8%	27.9%	31.0%	33.6%	28.6%	27.3%	30.4%
SG&A	7	8	8	8	8	8	8	8	31	32
including Sales & Marketing Expenses	2	2	2	2	2	1	2	2	7	6
Capital expenditures	3	4	2	3	1	2	12	4	13	18
Operating cash flow (EBITDA-CAPEX)	1	1	5	3	5	5	(4)	3	9	9

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	16	18	22	20	19	20	23	21	77	83
Service revenue	15	18	21	19	18	19	22	20	73	80
Data Revenue	0.5	0.6	0.7	0.7	0.6	0.6	0.7	0.7	2.3	2.5
Customers (’000)	875	899	991	969	971	1,010	1,104	1,091	969	1,091
Broadband customers using USB modems (’000) *	386	376	410	378	386	374	413	385	378	385
ARPU, USD	5.9	6.6	7.4	6.6	6.3	6.4	6.4	5.9	n.a.	n.a.
MOU, min	216	234	251	244	253	251	250	226	n.a.	n.a.
Churn 3 months active base (quarterly), %	17.9%	20.1%	17.8%	23.0%	19.4%	16.5%	16.7%	21.4%	n.a.	n.a.

FIXED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	0.0	0.0	0.5	1.0	1.1	1.3	1.2	1.0	1.6	4.6

(in GEL millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	27	30	38	35	33	36	40	38	129	147
EBITDA	6	8	11	10	9	11	14	11	35	45
EBITDA margin	22.1%	27.1%	29.8%	28.9%	27.9%	31.0%	33.6%
SG&A	12	13	14	13	13	13	13	13	52	52
including Sales & Marketing Expenses	3	3	4	3	3	2	3	3	12	10
Capital expenditures	4	7	4	6	1	3	19	6	21	29
Operating cash flow (EBITDA-CAPEX)	2	1	7	4	8	8	(5)	5	14	16

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	27	30	37	33	31	33	38	36	127	138
Service revenue	25	29	35	32	30	32	37	33	121	132
Data Revenue	0.8	0.9	1.1	1.1	1.0	0.9	1.1	1.1	3.9	4.2
Customers (’000)	875	899	991	969	971	1,010	1,104	1,091	969	1,091
Broadband customers using USB modems (’000) *	386	376	410	378	386	374	413	385	378	385
ARPU, GEL	10	11	12	11	10	11	11	10	n.a.	n.a.
MOU, min	216	234	251	244	253	251	250	226	n.a.	n.a.
Churn 3 months active base (quarterly), %	17.9%	20.1%	17.8%	23.0%	19.4%	16.5%	16.7%	21.4%	n.a.	n.a.

FIXED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	0.1	0.0	0.8	1.7	1.8	2.2	2.0	2.1	2.6	8.1

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Kyrgyzstan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	34	40	44	43	44	51	53	44	161	192
EBITDA	19	22	25	25	22	29	27	19	91	97
EBITDA margin	55.4%	55.0%	55.7%	58.3%	51.1%	56.1%	51.0%	42.8%	56.2%	50.5%
Adjusted SG&A*	7	7	9	7	9	8	11	11	30	39
including Sales & Marketing Expenses	1	1	2	2	2	2	3	2	6	9
Capital expenditures	2	8	7	15	1	8	6	8	31	23
Operating cash flow (EBITDA-CAPEX)	17	15	18	10	21	20	21	11	60	73

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	34	40	44	43	44	51	53	44	161	192
Service revenue	34	40	44	42	44	51	53	44	160	191
Data Revenue	2.4	2.4	2.7	3.1	3.2	3.2	3.6	4.1	10.6	14.1
Customers (’000)	2,373	2,368	2,419	2,482	2,245	2,305	2,531	2,662	2,482	2,662
Broadband customers using USB modems (’000) *	1,212	1,261	1,289	1,306	1,564	1,284	1,387	1,470	1,306	1,470
ARPU, USD	4.8	5.6	6.1	5.7	6.2	7.4	7.0	5.6	n.a.	n.a.
MOU, min	272	289	273	253	228	280	310	311	n.a.	n.a.
Churn 3 months active base (quarterly), %	14.5%	16.4%	17.4%	13.9%	23.5%	15.2%	14.1%	17.2%	n.a.	n.a.

(in KGS millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	1,602	1,896	2,076	2,009	2,093	2,458	2,599	2,165	7,582	9,316
EBITDA	889	1,050	1,156	1,171	1,069	1,380	1,326	927	4,266	4,702
EBITDA margin	55.5%	55.4%	55.7%	58.3%	51.1%	56.1%	51.0%	42.8%	56.3%	50.5%
Adjusted SG&A*							518	516
including Sales & Marketing Expenses							125	112
Capital expenditures	77	355	328	701	55	403	284	395	1,461	1,136
Operating cash flow (EBITDA-CAPEX)	812	695	828	470	1,015	977	1,042	1,650	2,805	3,566

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	1,602	1,896	2,076	2,009	2,093	2,458	2,599	2,165	7,583	9,316
Service revenue	1,585	1,882	2,062	1,988	2,077	2,443	2,583	2,151	7,517	9,254
Data Revenue	114	111	127	147	153	155	178	200	499	686
Customers (’000)	2,373	2,368	2,419	2,482	2,245	2,305	2,531	2,662	2,482	2,662
Broadband customers using USB modems (’000) *	1,212	1,261	1,289	1,306	1,564	1,284	1,387	1,470	1,306	1,470
ARPU, KGS	223	264	285	270	294	355	353	274	n.a.	n.a.
MOU, min	272	289	273	253	228	280	310	311	n.a.	n.a.
Churn 3 months active base (quarterly), %	14.5%	16.4%	17.4%	13.9%	23.5%	15.2%	14.1%	17.2%	n.a.	n.a.

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Sub Saharan Africa (Telecel Globe)

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	22	23	26	23	20	21	23	23	94	88
EBITDA	6	9	11	7	6	4	(3)	7	33	14
EBITDA margin	28.1%	40.7%	41.2%	27.0%	29.9%	19.6%	n.m.	30.6%	33%	16%
Customers (’000)	3,499	3,736	4,231	4,464	4,106	4,240	4,423	4,571	4,464	4,571
- CAR	439	428	414	442	435	427	449	408	442	408
- Burundi	1,227	1,305	1,426	1,440	1,241	1,364	1,430	1,594	1,440	1,594
- Zimbabwe*	1,833	2,003	2,391	2,582	2,430	2,449	2,544	2,570	2,582	2,570
ARPU (USD):
- CAR	7	6	7	5	5	5	5	6	n.a.	n.a.
- Burundi	3	3	3	3	3	4	3	3	n.a.	n.a.
- Zimbabwe*	6	5	6	5	5	5	6	5	n.a.	n.a.

*	Zimbabwe is accounted for as investment at cost

SEA

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Total operating revenue	22.8	13.1	11.9	13.0	11.9	7.8	7.0	6.7	60.8	33.4
EBITDA	(6.0)	(2.9)	(1.2)	0.2	(0.9)	2.8	2.0	1.7	(9.9)	5.6
EBITDA margin	n.m.	n.m.	n.m.	1.5%	n.m.	35.7%	30.5%	25.8%	n.a.	16.9%

MOBILE	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	FY12	FY13
Customers (’000)	4,554	1,504	1,357	915	846	320	286	325	915	325
- Cambodia	1,078	1,126	1,020	597	533	n.a	n.a	n.a	597	n.a
- Laos	462	378	337	318	313	320	286	325	318	325
- Vietnam	3,014	n.a	n.a	n.a	n.a	n.a	n.a	n.a	n.a	n.a
ARPU (USD):
- Cambodia	1.6	1.7	1.5	1.8	2.3	n.a	n.a	n.a	n.a.	n.a.
- Laos	4.1	5.4	6.8	7.3	7.0	7.1	6.1	6.1	n.a.	n.a.
- Vietnam	0.9	n.a	n.a	n.a	n.a	n.a	n.a	n.a	n.a.	n.a.